ARLS
P.E. 12/31/01

HMN FINANCIAL, INC.

2001 ANNUAL REPORT



02024238



REC'D S.E.C.
MAR 2 1 2002
071

BUILDING OUR BUSINESS,

one customer at a time

PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL



HMN
FINANCIAL, INC.

HMN Financial, Inc. (HMN) and Home Federal Savings Bank (the Bank) are headquartered in Rochester, Minnesota. Home Federal Savings Bank operates nine full-service banking facilities in southern Minnesota and three in central Iowa. In addition, the Bank has mortgage banking operations in Brooklyn Park, Minnesota.

Table of Contents

HMN HEADQUARTERS MOVES TO ROCHESTER


HOME FEDERAL
HOME FEDERAL

After more than 65 years in Spring Valley, Minnesota HMN's corporate headquarters moved to a new building on the corner of 11th Avenue and Civic Center Drive in Rochester during the third quarter of last year. Now situated centrally in the Bank's largest market area, the new office features a full-service bank on its first floor, along with private banking and support functions and corporate office staff on the fourth floor. With more than a half-century of service to the Rochester community, HMN's new office showcases its long-standing commitment to providing excellence in products and services to this fast-growing market. HMN continues to build our business relationships, one customer at a time.

Operating Results: (Dollars in thousands, except per share data)	At or For the Year Ended December 31, 2001	2000	Percentage Change
Total interest income	$ 51,468	52,917	(2.7)%
Total interest expense	30,444	33,001	(7.7)
Net interest income	21,024	19,916	5.6
Provision for loan losses	1,150	180	538.9
Net interest income after provision for loan losses	19,874	19,736	0.7
Fees and service charges	1,563	1,297	20.5
Mortgage servicing fees	470	341	37.8
Securities gains (losses), net	(671)	(23)	(2,817.4)
Gain on sales of loans	2,934	1,216	141.3
Losses in limited partnerships	(1,311)	(121)	(983.5)
Other non-interest income	599	613	(2.3)
Total non-interest income	3,584	3,323	7.9
Other non-interest expense	15,749	12,559	25.4
Total non-interest expense	15,749	12,559	25.4
Income before income tax expense	7,709	10,500	(26.6)
Income tax expense	2,634	3,798	(30.6)
Income before minority interest	5,075	6,702	(24.3)
Minority interest	(383)	0	NA
Net income	$ 5,458	6,702	(18.6)
Per Common Share Information:			
Earnings per common share and common share equivalents			
Basic	$ 1.45	1.75	
Diluted	1.37	1.69	
Stock price (for the year)			
High	$ 17.15	13.88	
Low	13.00	9.63	
Close	15.49	13.06	
Book value	16.41	15.17	
Tangible book value	15.39	14.09	
Price to book value	94.39%	86.09%	
Financial Ratios:			
Return on average assets	0.75%	0.94%	(20.2)%
Return on average equity	7.57	9.81	(22.8)
Dividend payout ratio	39.71	27.22	45.9
Net interest margin	3.02	2.89	4.5
Operating expense to average assets	2.17	1.76	23.3
Average equity to average assets	9.91	9.56	3.7
Equity to total assets at year end	10.01	9.31	7.7
Non-performing assets to total assets	0.52	0.23	126.1
Efficiency ratio	64.00	54.04	18.4

Balance Sheet Data: (Dollars in thousands)	December 31, 2001	2000	Percentage Change
Total assets	$721,114	716,016	0.5%
Securities available for sale	119,895	139,206	(13.9)
Loans held for sale	68,018	7,861	765.3
Loans receivable, net	471,668	518,765	(9.1)
Deposits	421,843	421,691	0.0
Federal Home Loan Bank advances	217,800	221,900	(1.8)
Stockholders' equity	72,161	66,626	8.3
Home Federal Savings Bank regulatory capital ratios:			
Tier I or core capital	7.8%	7.1%	11.7%
Tier I capital to risk weighted assets	11.9	11.9	1.9
Risk-based capital	12.6	11.2	14.4

TO OUR SHAREHOLDERS AND CUSTOMERS:



Michael McNeil

All of us know that the prospect of never ending economic growth was indeed fantasy. Realism, in the form of a full-blown recession, hit the U.S. economy in 2001. The terrorist attacks of September 11th added further punctuation to the already reeling national economy.

In the face of uncertainty, HMN continued to hold firm to its plan of reducing its reliance on single family loans held in portfolio and replacing them with shorter-term consumer and commercial loan assets. Our sales efforts also continued to focus on cross selling lower cost retail and commercial checking products. We also directed our efforts toward building HMN's franchise value by increasing our market share of the financial products sold in all the markets we serve. Our vision is to be the premier financial institution in each of our markets, by building our business, one customer at a time.


Net interest margin
2.74%
2.89%
3.02%
1999
2000
2001

Despite eleven interest rate reductions by the Federal Reserve in 2001, HMN's 2001 net interest income increased $1.1 million from $19.9 for 2000 to $21.0 million for 2001 and our net interest margin increased from 2.89% in 2000 to 3.02% for the year 2001. Non interest income increased to $3.6 million for the year 2001 from $3.3 million in the year 2000. Net income decreased to $5.5 million in 2001 from $6.7 million in 2000. The drop in net income was primarily due to the $2.3 million in combined pretax losses of a limited partnership that invests in mortgage servicing rights and impairment losses on securities.

While the net income results for 2001 are disappointing, the fundamentals of the company remain both solid and improving. Absent the limited partnership write-downs and the impairment losses, the 2001 net income would have surpassed 2000 net income results.


Net interest income
in millions
$18.2
$19.9
$21.0
1999
2000
2001

The precipitous interest rate drop in 2001 led to a record dollar amount of single family residential loan refinancings not only nationally, but also for HMN. The value of our single-family residential loans held in portfolio dropped $97.5 million in fiscal 2001. This enabled HMN to deploy these funds into shorter-term consumer, commercial and warehoused mortgage loans. The redeployed funds reduced our interest rate risk profile and increased our net interest margin.


Net income
in millions
$6.4
$6.7
$5.4
1999
2000
2001

In September 2001, the company's headquarters housed in Spring Valley since 1934 was moved to Rochester. The move was made primarily to take advantage of technology improvements and the large workforce pool located in HMN's most vibrant market.

The corporate move, record mortgage loan refinancings, and redeployment of $97.5 million of funds into a preferred mix of assets, required significant work and dedication by the company's staff at all levels. My sincere thanks goes out to all our staff who will get us to our vision of becoming a premier financial company and to our directors who share and promote our vision for the future.


Diluted earnings
per share
$1.41
$1.69
$1.37
1999
2000
2001

Sincerely,

Michael McNeil

President

Listening to our customers

In 2001, several community focus groups were established in the Rochester, Winona and Marshalltown, Iowa markets to find out, first-hand, how the Bank could better serve its customers and the community. Throughout the year, management has focused on implementing some of the key issues shared by focus group attendees.

The Bank's former office at 11th Avenue and 6th Street moved to the first floor of the new corporate building on Civic Center Drive to offer customers a more convenient place to bank and a more accessible drive-up facility. The branch office, designed with efficiency and warmth, features focus group attendees identified as important. For even greater customer convenience, all of the Bank's branch offices have expanded their drive-up hours and many now have Saturday lobby hours.





Personal Banker Sandy Neville with Marketing Director, Al Mannino introduces a young customer to the awards of the Young Savers Club.

To educate young customers about banking, HMN implemented a Young Saver's Club, featuring Homer, the eagle mascot. The Young Savers Club offers the Bank's youngest customers a fun, yet educational way to learn about saving money.

Focus group participants also suggested that the Bank utilize technology whenever possible to provide additional conveniences and to increase efficiency. Today, many of the loan officers are equipped with laptop computers to offer more mobility and flexibility in working with their clients on applications required for mortgage and consumer loans.

Supporting the communities we serve

Always a strong supporter of the communities in which HMN operates, management encourages and supports employee volunteerism in a number of community charities and activities.

HMN is a leader in the First Homes Project of Rochester, which provides assistance to first-time homebuyers. Through financial contributions and



As a sponsor of the Rochester's Boys and Girls Club organization, HMN participated in the club's annual awards banquet, recognizing the club's Student of the Year with a $2,500 scholarship. Attendees of the banquet were entertained by a dance routine performed and choreographed by club members. Boys and Girls Club programs promote and enhance the development of boys and girls by instilling a sense of competence, usefulness and belonging.



Whether tossing candy or handing out marketing flyers, HMN employees made some noise in their communities last year during parade season. Shown here are employees and family of the Bank's LaCrescent branch during the communities popular and well-attended Apple Fest Parade held in September. Employees and their families also joined in to support the Bank's presence in community celebrations in Rochester, Spring Valley, Winona, Austin and Marshalltown, Iowa.

involvement by senior level executives, the Bank is committed to working with other financial organizations in the Rochester community to offer housing options to the first-time buyer.

During the past year, HMN has made a mark in nearly every one of the communities in which the Bank operates with an unusual business show booth. Recognized in Exhibitor magazine for having the most frugal, but creative booth, the "Loans Under Construction" display featured a plywood floor taped together with duct tape, sawhorses, diamond shaped highway signs beckoning attendees to register to win, and a large red toolbox to hold forms of potential business leads. Unlike more typical formal banking displays, HMN employees at the show wore work shirts and bright yellow hard hats. The booth did create attention and more importantly, business leads.


HOME FEDERAL
SA S BANK
Register
to Win
HOME FEDERAL
SAVINGS BANK
LOANS UNDER
CONSTRUCTION



Employees line up for warm-up exercises before the March of Dimes Walk America last Spring. Many employees throughout the company participated in walks in their communities to support the efforts of the March of Dimes for healthy babies. The March of Dimes is one of the primary organizations HMN supported last year.

Setting strategic direction for the Bank

The Bank's Strategic Planning team, comprised of members of the corporate and branch management group, meets each year to set a direction on items that are critical to the growth of the Bank. The plan is then communicated to all managers and employees. Each quarter, the Strategic Planning team regroups to share progress on its objectives. In 2001 the team focused on developing quality standards for the entire organization, creating a stronger sales culture, implementing proven technology, increasing return on equity and enhancing employee training programs.





Left to right back row: Michael McNeil, Allan DeBoer, Duane Benson, Mahlon Schneider and Timothy Johnson. Front row: Roger Weise, Timothy Geisler and Susan Kolling

Timothy R. Geisler
Chairman of the Board
Unit Manager
Foundation Accounting
Mayo Foundation, Rochester, MN

Michael McNeil
President, HMN Financial, Inc.
President and Chief Executive Officer,
Home Federal Savings Bank

Timothy P. Johnson
Executive Vice President
Chief Financial Officer and
Treasurer
HMN Financial, Inc. and
Home Federal Savings Bank

Roger P. Weise
Retired Chairman,
President and Chief Executive Officer
HMN Financial, Inc. and
Home Federal Savings Bank

Duane D. Benson
Executive Director
Minnesota Business Partnership

Allan R. DeBoer
Retired Chief Executive Officer
RCS of Rochester, Inc.,
Rochester, MN

Mahlon C. Schneider
Senior Vice President External Affairs
and General Counsel
Hormel Foods Corporation,
Austin, MN

Susan K. Kolling
Senior Vice President and
Branch Manager
Home Federal Savings Bank

Selected Operations Data:

(Dollars in thousands, except per share data)	Year Ended December 31, 2001	2000	1999	1998	1997
Total interest income	$51,468	52,917	47,104	48,795	41,090
Total interest expense	30,444	33,001	28,911	31,898	25,643
Net interest income	21,024	19,916	18,193	16,897	15,447
Provision for loan losses	1,150	180	240	310	300
Net interest income after provision for loan losses	19,874	19,736	17,953	16,587	15,147
Fees and service charges	1,563	1,297	848	518	440
Mortgage servicing fees	470	341	335	337	47
Securities gains (losses), net	(671)	(23)	122	2,799	1,250
Gain on sales of loans	2,934	1,216	1,932	2,177	469
Earnings (losses) in limited partnerships	(1,311)	(121)	550	(3,725)	220
Other non-interest income	599	613	506	524	296
Total non-interest income	3,584	3,323	4,293	2,630	2,722
Other non-interest expense	15,749	12,559	11,895	13,160	9,022
Total non-interest expense	15,749	12,559	11,895	13,160	9,022
Income tax expense	2,634	3,798	3,960	1,999	3,268
Income before minority interest	5,075	6,702	6,391	4,058	5,579
Minority interest	(383)	0	0	0	0
Net income	$ 5,458	6,702	6,391	4,058	5,579
Per common share and common share equivalents:					
Basic	$ 1.45	1.75	1.47	0.82	1.01
Diluted	1.37	1.69	1.41	0.77	0.94

Selected Financial Condition Data:

(Dollars in thousands, except per share data)	December 31, 2001	2000	1999	1998	1997
Total assets	$721,114	716,016	699,186	694,658	691,232
Securities available for sale	119,895	139,206	173,477	181,625	205,859
Loans held for sale	68,018	7,861	4,083	13,095	2,287
Loans receivable, net	471,668	518,765	447,896	447,455	442,069
Deposits	421,843	421,691	400,382	433,869	467,348
Federal Home Loan Bank advances	217,800	221,900	229,400	185,400	127,650
Stockholders' equity	72,161	66,626	64,561	68,445	84,470
Book value per share	16.41	15.17	13.57	12.93	13.59
Tangible book value per share	15.39	14.09	12.48	11.87	12.62
Number of full service offices	12	11	10	10	10
Number of mortgage origination offices	1	1	1	1	2
Key Ratios[1]					
Stockholders' equity to total assets at year end	10.01%	9.31%	9.23%	9.85%	12.22%
Average stockholders' equity to average assets	9.91	9.56	10.13	10.63	14.36
Return on stockholders' equity (ratio of net income to average equity)	7.57	9.81	9.18	5.38	6.84
Return on assets (ratio of net income to average assets)	0.75	0.94	0.93	0.57	0.98
Dividend payout ratio	39.71	27.22	24.11	36.62	0.00

[1] Average balances were calculated based upon amortized cost without the market value impact of SFAS 115.

FINANCIAL REVIEW

The financial review presents management's discussion and analysis of the consolidated financial condition and results of operations of HMN Financial, Inc. and its subsidiaries (HMN). This review should be read in conjunction with the consolidated financial statements and other financial data beginning on page 29.

General

HMN was incorporated under the laws of the State of Delaware for the purpose of becoming the savings and loan holding company of Home Federal Savings Bank (the Bank) in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank, pursuant to its plan of conversion. The conversion was completed on June 29, 1994.

HMN's net income is significantly dependent on its net interest income, which is the difference between interest earned on its loans and investments (interest income), and the interest paid on interest-bearing liabilities such as deposits and Federal Home Loan Bank (FHLB) advances (interest expense). Net interest income is determined by (i) the difference between the yield earned on interest-earning assets and rates paid on interest-bearing liabilities (interest rate spread) and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. HMN's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. Net interest margin is calculated by dividing net interest income by the average interest-earning assets and is normally expressed as a percentage. Net interest income and net interest margin are affected by changes in interest rates, the volume and the mix of interest-earning assets and interest-bearing liabilities, and the level of non-performing assets. HMN's net income is also affected by the generation of non-interest income, which primarily consists of gains or losses from the sale of securities, gains from the sale of loans, service charges, fees, earnings or losses in limited partnership investments and other income. In addition, net income is also affected by the level of operating expenses, provisions made for loan losses, and amortization and valuation adjustments required on mortgage servicing assets.

The operations of financial institutions, including the Bank, are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of deposits are influenced by prevailing market rates of interest primarily on competing investments, account maturities and the levels of personal income and savings in the market area of the Bank. The interest rates charged by the FHLB on advances to the Bank also have a significant impact on the Bank's overall cost of funds.

Critical Accounting Policies

Critical accounting policies are those policies that management believes are the most important to the portrayal of the company's financial condition and operating results that require difficult, subjective, or complex judgement. These judgements are often the result of the need to make estimates about the effect of matters that are inherently uncertain and therefore actual results could differ significantly from the estimates used. Management considers the following items to be the critical accounting policies of HMN.

Allowance for loan losses

The allowance for losses on loans is based on periodic analysis of the loan portfolio by management. In this analysis, management considers factors including, but not limited to, specific occurrences that include loan impairment, changes in the size of the portfolios, general economic conditions, loan portfolio composition, and historical experience. The allowance for loan losses is established for known problem loans, as well as for loans which are not currently known to require specific allowances. Loans are charged off to the extent they are deemed to be uncollectible. The adequacy of the allowance for loan losses is dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. The estimates are reviewed periodically and adjustments, if any, are recorded in the provision for loan losses in the periods in which the adjustments become known. Although management believes that the allowance for loan losses is maintained at an amount considered adequate to provide for probable loan losses inherent in the portfolio, future adjustments may be necessary if conditions differ substantially from those in the assumptions used to determine the allowance for loan losses.

Mortgage Servicing Rights

Mortgage servicing rights are capitalized and amortized in proportion to, and over the period of, estimated net servicing income. HMN periodically evaluates its capitalized mortgage servicing rights for impairment. Loan type and note rate are the predominant risk characteristics of the underlying loans used to stratify capitalized mortgage servicing rights for purposes of measuring impairment. The valuation of the mortgage servicing rights is based on the estimated prepayment speeds and default rates of the stratified portfolio. Changes in the mix of loans, interest rates, prepayment speeds, or default rates from the estimates used in the valuation of the mortgage servicing rights may have a material effect on the amortization and valuation of mortgage servicing rights. Although management believes that the assumptions used and the values determined are reasonable, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used to determine the value of the servicing rights.

Investment in Limited Partnerships

HMN has investments in limited partnerships which invest in mortgage servicing assets, the common stock of other financial institutions and low to moderate income housing projects which generate tax credits for HMN. HMN generally accounts for the earnings or losses from the limited partnerships on the equity method with the exception of the limited partnership which invests in mortgage servicing assets. HMN adjusts its investment in this limited partnership recorded under the equity method for an amount that represents HMN's proportionate share of adjusting the mortgage servicing assets to the lower of amortized cost or appraised market value of the mortgage servicing assets.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of Federal and State income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities.

Results of Operations

Net income for the year ended December 31, 2001 was $5.5 million, compared to $6.7 million for 2000 and $6.4 million for 1999. Basic earnings per share were $1.45 for the year ended December 31, 2001, compared to $1.75 for 2000 and $1.47 per share for 1999. Diluted earnings per share were $1.37 for the year ended December 31, 2001, compared to $1.69 for 2000 and $1.41 for 1999.

In comparing the year ended December 31, 2001 to the year ended December 31, 2000, net interest income increased by $1.1 million primarily due to an increase in the average outstanding balance of loans held for sale and lower interest rates being paid on FHLB advances and deposits. Non-interest income increased by $261,000 primarily due to increased fees and service charges. The $1.7 million increase in gains recognized on the sale of loans was entirely offset by a decrease of $1.2 million in earnings from limited partnerships, and an increase in losses on its securities portfolio of $648,000. Non-interest expense increased by $3.2 million primarily due to increased compensation, occupancy and other operating costs.

In comparing the year ended December 31, 2000 to the year ended December 31, 1999, net interest income increased by $1.7 million primarily due to an increase in the average outstanding balance of commercial and consumer loans. Non-interest income decreased by $970,000 primarily due to decreased gains recognized on the sale of loans and securities and losses recognized from investments in limited partnerships. Non-interest expense increased by $664,000 primarily due to increased compensation and occupancy expenses.

Return on average assets was 0.75%, 0.94% and 0.93%, for 2001, 2000 and 1999, respectively. Return on average equity was 7.57%, 9.81% and 9.18% for 2001, 2000 and 1999, respectively. The impact of recording the $1.2 million loss on a limited partnership investment caused the 2001 return on average assets to decline by 0.11% and the return on average equity to decline by 1.09%, while the impact of recording the $1.0 million impairment losses on securities caused the 2001 return on assets to decrease by 0.09% and the 2001 return on average equity to decrease by 0.88%.

Net Interest Income

The following table presents the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Non-accruing loans have been included in the table as loans carrying a zero yield.

(Dollars in thousands)	Year Ended December 31, 2001 Average Outstanding Balance	2001 Interest Earned/ Paid	2001 Yield/ Rate	2000 Average Outstanding Balance	2000 Interest Earned/ Paid	2000 Yield/ Rate	1999 Average Outstanding Balance	1999 Interest Earned/ Paid	1999 Yield/ Rate
Interest-earning assets:									
Securities available for sale:									
Mortgage-backed and related securities	$ 71,230	3,867	5.43%	$ 93,565	6,695	7.15%	$117,026	6,891	5.89%
Other marketable securities[1]	38,106	2,248	5.90	73,947	4,659	6.30	68,882	4,262	6.17
Loans held for sale	54,009	3,764	6.97	4,521	394	8.72	6,044	381	6.30
Loans receivable, net[2]	503,063	40,806	8.11	498,359	40,116	8.05	453,040	34,711	7.66
Federal Home Loan Bank stock	12,245	537	4.38	12,024	832	6.92	10,176	641	6.30
Other interest-earning assets including cash equivalents	16,715	246	1.47	7,831	221	2.83	7,878	218	2.77
Total interest-earning assets	$695,368	51,468	7.40	$690,247	52,917	7.67	$663,046	47,104	7.10
Interest-bearing liabilities:									
Non-interest checking	$ 13,055	0	0.00%	$ 8,834	0	0.00%	$ 7,760	0	0.00%
NOW accounts	33,457	380	1.13	27,001	311	1.15	24,337	239	0.98
Passbooks	32,707	455	1.39	33,922	683	2.02	35,805	716	2.00
Money market accounts	39,924	1,271	3.18	32,071	1,237	3.86	30,856	1,005	3.26
Certificate accounts	299,336	16,472	5.50	304,540	16,901	5.55	313,472	15,966	5.09
Federal Home Loan Bank advances	221,891	11,866	5.35	232,484	13,864	5.96	197,861	10,978	5.55
Other borrowed money	0	0	0.00	57	5	8.04	88	7	8.21
Total interest-bearing liabilities	$640,370	30,444	4.75	$638,909	33,001	5.17	$610,179	28,911	4.74
Net interest income		21,024			19,916			18,193	
Net interest rate spread			2.65%			2.50%			2.36%
Net earning assets	$ 54,998			$ 51,338			$ 52,867		
Net interest margin			3.02%			2.89%			2.74%
Average interest-earning assets to average interest-bearing liabilities		108.59%			108.04%			108.66%	

[1] Tax exempt income was not significant; therefore, the yield was not presented on a tax equivalent basis. The tax exempt income was $70,702 for 2001, $35,521 for 2000 and $13,751 for 1999.

[2] Calculated net of deferred loan fees, loan discounts, loans in process and loss reserve.

Net interest income for the year ended December 31, 2001 was $21.0 million, an increase of $1.1 million, or 5.6%, from $19.9 million for the year ended in 2000. Interest income for 2001 was $51.5 million, a decrease of $1.4 million, or 2.7%, compared to $52.9 million for 2000. Interest income decreased by $3.5 million due to a decrease in the average outstanding balance of securities available for sale during 2001 and it decreased by $1.7 million due to a decrease in the weighted average interest rate earned on the securities portfolio. These decreases were partially offset by an increase in interest income of $3.4 million on loans held for sale. During 2001 the Federal Reserve decreased the Federal Funds interest rate eleven times and interest rates on treasury instruments with maturities of two years and longer generally decreased. The Wall Street Journal prime rate decreased from approximately 9.50% at the beginning of 2001 to 4.75% at the end of 2001. As a result, loans with rates that were indexed to prime, such as commercial loans and consumer lines of credit, earned less interest income than loans that were indexed to treasury instruments.

Interest expense for the year ended December 31, 2001 was $30.4 million, a decrease of $2.6 million, or 7.7%, from $33.0 million for the year ended in 2000. The average outstanding balance on advances from the FHLB decreased by $10.6 million during 2001 which, along with lower interest rates paid on the FHLB advances, caused interest expense to decrease by $2.0 million. Due to the lowering rate environment during 2001, HMN paid lower rates on certificates of deposit which caused an outflow of certificates of deposit of $5.2 million. The effect of lower interest rates paid on less certificates of deposit resulted in a decrease in interest expense of $429,000.

Net interest income for the year ended December 31, 2000 was $19.9 million, an increase of $1.7 million, or 9.5%, from $18.2 million for the year ended in 1999. Interest income for 2000 was $52.9 million, an increase of $5.8 million, or 12.3%, compared to $47.1 million for 1999. Interest income increased by $3.6 million due to an increase in the average outstanding balance of loans receivable during 2000 and it increased by $1.8 million due to an increase in the weighted average interest rate earned on the loan portfolio. During 2000 HMN focused its efforts on originating and purchasing commercial real estate, commercial business, and consumer loans which generally have higher interest rates and shorter terms to maturity than single family residential loans.

Interest expense for the year ended December 31, 2000 was $33.0 million, an increase of $4.1 million, or 14.1%, from $28.9 million for the year ended in 1999. The average outstanding balance on advances from the FHLB increased by $34.6 million during 2000 which caused interest expense to increase by $2.9 million after taking into account the effect of increased interest rates being paid on FHLB advances. In order to reduce the outflow of deposits HMN paid higher rates on certificates of deposit, which also caused interest expense to increase by $935,000 after taking into account the impact of certificate of deposit outflow.

Net interest margin was 3.02%, 2.89% and 2.74% for the years ended December 31, 2001, 2000 and 1999, respectively. Average net earning assets were $55.0 million, $51.3 million and $52.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. HMN has actively purchased its own common stock in the open market which reduced interest earning assets. During 2001, 2000 and 1999 HMN paid $1.6 million, $5.1 million and $7.3 million, respectively, to purchase its common stock in the open market. The common stock purchases were the principal reason for the decline in interest earning assets in 1999 and 2000. The increase in interest earning assets in 2001 is the result of net income exceeding stock repurchases and fixed asset additions.

The schedule on the following page presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between changes related to changes in outstanding balances and that due to the changes of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume).

(Dollars in thousands)	2001 vs. 2000 Increase (Decrease) Due to Volume[1]	Rate[1]	Total Increase (Decrease)	2000 vs. 1999 Increase (Decrease) Due to Volume[1]	Rate[1]	Total Increase (Decrease)
Interest-earning assets:						
Securities available for sale:						
Mortgage-backed and related securities	$(1,406)	(1,422)	(2,828)	$2,724	(2,920)	(196)
Other marketable securities	(2,132)	(279)	(2,411)	311	86	397
Loans held for sale, net	3,428	(58)	3,370	(28)	41	13
Loans receivable, net	451	239	690	3,594	1,811	5,405
Federal Home Loan Bank stock	16	(311)	(295)	124	67	191
Other, including cash equivalents	44	(19)	25	(1)	4	3
Total interest-earning assets	$ 401	(1,850)	(1,449)	$6,724	(911)	5,813
Interest-bearing liabilities:						
NOW accounts	$ 72	(3)	69	28	44	72
Passbooks	(23)	(205)	(228)	(39)	6	(33)
Money market accounts	121	(87)	34	41	191	232
Certificates	(287)	(142)	(429)	(437)	1,372	935
Federal Home Loan Bank advances	(612)	(1,386)	(1,998)	2,021	865	2,886
Other borrowed money	(5)	0	(5)	(2)	0	(2)
Total interest-bearing liabilities	$ (734)	(1,823)	(2,557)	$1,612	2,478	4,090
Net interest income			$21,024			$19,916

Year Ended December 31,

[1] For purposes of this table, changes attributable to both rate and volume which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

The following table sets forth the weighted average yields on HMN's interest-earning assets, the weighted average interest rates on interest-bearing liabilities and the interest rate spread between the weighted average yields and rates as of the date indicated. Non-accruing loans have been included in the table as loans carrying a zero yield.

At December 31, 2001			
Weighted average yield on:		Weighted average rate on:	
Securities available for sale:		NOW accounts	0.64%
Mortgage-backed and related securities	4.02%	Passbooks	0.75
Other marketable securities	4.37	Money market accounts	1.89
Loans held for sale	7.04	Certificates	4.52
Loans receivable, net	7.89	Federal Home Loan Bank advances	4.75
Federal Home Loan Bank stock	4.00	Combined weighted average rate on interest-bearing liabilities	3.85
Other interest-earning assets	1.38	Interest rate spread	3.08
Combined weighted average yield on interest-earning assets	6.92		

Provision For Losses on Loans

*The provision for losses on loans is considered a critical accounting policy of HMN. It is determined based on management's evaluation of the loan portfolio including its evaluation of national and regional economic indicators (including the possibility at each year end that there could be an increase in general interest rates), such as national and regional unemployment data, single family loan delinquencies as reported separately by the Federal National Mortgage Association (FNMA) and the Federal Home Loan Bank Mortgage Corporation (FHLMC), local single family construction permits, local economic growth rates, and the current regulatory and general economic environment. HMN will continue to monitor and modify its allowance for losses as these conditions dictate. Although HMN maintains its allowance for losses at a level it considers adequate to

*This paragraph contains a forward-looking statement(s). Refer to information regarding Forward-looking Information on page 27 of this discussion.

provide for estimated losses, there can be no assurance that such losses will not exceed the estimated amount or that additional provisions for loan losses will not be required in future periods.

The provision for losses on loans for 2001 was $1,150,000, compared to $180,000 for 2000 and $240,000 for 1999. The provision for loan losses increased in 2001 primarily due to the growth that was experienced in the commercial and consumer loan portfolios which generally require a larger provision due to the greater inherent credit risk of these loans. The provision also increased because of increases in specific commercial loan reserves of $382,000, as well as a slowing economy which resulted in more non accrual loans. Based upon management's evaluation of the loan portfolio and its understanding of the economic conditions in the areas where it has a concentration of loans, the provision was deemed adequate for each of the years in the three year period ended December 31, 2001. HMN incurred $517,000 of loan charge-offs during 2001 and it recovered $6,000 of loans previously charged-off. HMN incurred $312,000 of loan charge-offs during 2000 and it recovered $3,000 of loans previously charged-off. HMN incurred $9,800 of loan charge-offs during 1999 and it recovered $1,600 of loans previously charged-off. For more information on the allowance for loan losses refer to Notes 1 and 5 of the Notes to Consolidated Financial Statements.

Non-Interest Income

Non-interest income was $3.6 million for 2001, compared to $3.3 million for 2000 and $4.3 million for 1999. The following table presents certain components of non-interest income:

	Year Ended December 31,			Percentage Increase (Decrease)	
(Dollars in thousands)	2001	2000	1999	2001/2000	2000/1999
Fees and service charges	$ 1,563	1,297	848	20.5%	52.9%
Mortgage servicing fees	470	341	335	37.8	1.8
Securities gains (losses), net	(671)	(23)	122	(2,817.4)	(118.9)
Gain on sales of loans	2,934	1,216	1,932	141.3	(37.1)
Earnings (losses) in limited partnerships	(1,311)	(121)	550	(983.5)	(122.0)
Other non-interest income	599	613	506	(2.3)	21.1
Total non-interest income	$ 3,584	3,323	4,293	7.9	(22.6)

Fees and service charges earned for the year ended December 31, 2001 increased by $266,000 from fees and service charges earned in 2000, primarily due to increased fees and service charges on an increased number of deposit accounts. During 2001 HMN continued to concentrate on developing more retail and commercial checking account relationships which created more opportunities for fee income. The charges for some services were also increased during 2001. Fees and service charges earned for the year ended December 31, 2000 increased by $449,000 from fees and service charges earned in 1999, primarily due to increased fees and service charges on deposit accounts.

Mortgage servicing fees for the year ended December 31, 2001 increased by $129,000 from the mortgage servicing fees earned in 2000, primarily due to the increased number of single family loans that were serviced for others. During 2001 the lower interest rates caused loan originations and loan sales to increase significantly and the servicing rights on all of the loans sold by the Bank were retained. Mortgage servicing fees for the year ended December 31, 2000 increased $6,000 from the mortgage servicing fees earned in 1999. The increase was due to more mortgage servicing rights being capitalized than were amortized.

The ability to realize gains on the sale of securities is dependent on the type of securities in the securities portfolio and upon changes in the general interest rate environment. During 2001 interest rates in general were declining and the opportunity to sell investments at a gain was present, however, economic conditions caused HMN to recognize impairment losses totaling $1.0 million, which negated the gains recognized on securities that were sold. Management reviews the securities in its portfolio on a regular basis for impairment. As a result of these reviews, HMN recognized impairment losses of $610,000 on corporate debt securities because the underlying debtor corporations filed for bankruptcy. HMN also recognized a $410,000 impairment loss on a preferred stock whose decline in market value did not rebound as anticipated when interest rates decreased during 2001. During a portion of 2000 and throughout 1999 interest rates in general were rising and the opportunity to sell securities at a gain diminished.

Over the past three years, in order to reduce its interest rate risk and increase its other non-interest income, the Bank, which originates all of its 1-4 family loans at its retail facilities, sold many of its originated or refinanced fixed rate 1-4 family loans to FNMA. The mortgage banking business operated by Home Federal Mortgage Services, LLC (HFMS), and formerly operated by HMN Mortgage Services, Inc. (MSI), also sold the majority of their mortgage origination and loan brokerage activity. The lower interest rate environment in 2001 caused loan originations and brokerage activity to increase significantly. For the year ended December 31, 2001, HMN recognized $2.9 million of net gain on the sale of $724.2 million of primarily single family mortgage loans. The Bank accounted for $2.1 million of the net gain on sale on $136.2 million of originated and refinanced loans sold. HFMS accounted for $842,000 of the net gain on sale on $588.1 million of loans. During 2001 HFMS brokered $349.6 million of loans from correspondent lenders at lower profit margins than its other brokerage and origination activity. The significant increase in loan volume from these correspondents resulted in pair off fees because loans were not delivered into their forward sales commitments on a timely basis. This resulted in a lower gain on sale of loans for HFMS as a percentage of loans sold. The lower profit margins coupled with the additional compensation costs relating to processing the increased loan volume resulted in HFMS generating a loss for 2001. Refer to Note 23 of the Notes to Consolidated Financial Statements for additional information relating to the results of operations for HFMS. For the year ended December 31, 2000, HMN recognized $1.2 million of net gain on the sale of $103.7 million of primarily single family mortgage loans. The Bank accounted for $752,000 of the net gain on the sale of loans and $31.6 million of the loans. For the year ended December 31, 1999, HMN recognized $1.9 million of net gains on the sale of $176.4 million of primarily single family mortgage loans. The Bank accounted for $995,000 of the net gain on sale and $46.5 million of the loans.

For the years ended December 31, 2001, 2000 and 1999, HMN recognized net losses of $1.3 million, $121,000 and net earnings of $550,000, respectively, from its limited partnership investments. A major portion of HMN's investment in limited partnerships resides in a partnership that owns mortgage servicing rights. HMN considers the valuation of mortgage servicing rights, and thus the investment in this limited partnership, to be a critical accounting policy that is subject to significant estimates. Generally, as interest rates rise the value of fixed rate mortgage servicing rights increases and as interest rates fall the value of mortgage servicing rights declines due to changes in the anticipated cash flows caused by prepayments on the loans being serviced. During 2001 and 2000 significant declines in interest rates on single family mortgages caused HMN to recognize a loss on its investment in the mortgage servicing limited partnership. During 1999 interest rates generally rose, which allowed HMN to reverse previously established impairment reserves and recognize earnings from its limited partnership investments. For more information on investments in limited partnerships refer to Notes 1 and 9 of the Notes to Consolidated Financial Statements.

Other non-interest income consists primarily of fees and commissions earned on the sale of financial planning products and services. For the year ended December 31, 2001 other non-interest income was $599,000, compared to $613,000 for 2000 and $506,000 for 1999. The changes in other non-interest income from 1999 to 2001 are principally due to changes in volume of sales.

Non-Interest Expense

Non-interest expense for the year ended December 31, 2001 was $15.7 million, compared to $12.6 million for the year ended in 2000 and $11.9 million for 1999. The following table presents the components of non-interest expense:

	Year Ended December 31,			Percentage Increase (Decrease)	
(Dollars in thousands)	2001	2000	1999	2001/2000	2000/1999
Compensation and benefits	$ 7,915	6,391	6,052	23.8%	5.6%
Occupancy	2,239	1,891	1,571	18.4	20.4
Federal deposit insurance premiums	80	83	254	(3.6)	(67.3)
Advertising	426	303	284	40.6	6.7
Data processing	964	790	719	22.0	9.9
Amortization of mortgage servicing rights, net of valuation adjustments and servicing costs	758	334	471	126.9	(29.1)
Other	3,367	2,767	2,544	21.7	8.8
Total non-interest expense	$15,749	12,559	11,895	25.4	5.6

The $3.2 million increase in non-interest expense from 2000 to 2001 was primarily due to a $1.5 million increase in compensation and benefit expense, which primarily resulted from commissions paid on the increased single family residential loan volume as well as additional staff to process the increased volume. Occupancy expense increased by $348,000 due to additional facilities maintained during 2001 including the new corporate headquarters in Rochester and a full year of depreciation on facilities opened or remodeled during 2000. Data processing increased by $174,000 due to the increased costs of various services offered to customers including Internet banking services. Advertising expenses increased $123,000 as a result of a more developed marketing plan, and other expenses increased by $600,000 primarily due to increases in fees for professional services and other operating costs. Amortization of mortgage servicing rights increased $424,000 from 2000 to 2001. Because of the lower interest rates in 2001 many loans that were being serviced by the Bank were refinanced. When a serviced loan was paid off, the remaining value of the servicing of that loan was recorded as additional amortization expense in the month in which the loan was repaid.

The $664,000 increase in non-interest expense from 1999 to 2000 was primarily due to a $248,000 charge to compensation and benefit expense which related to an early retirement program for an executive officer. Occupancy expense increased by $320,000 due to additional operating costs and depreciation on facilities that were remodeled throughout 2000 and software enhancements made during 2000. The $137,000 decrease in amortization of mortgage servicing rights from 1999 to 2000 was due to decreased amortization expense because of generally rising interest rates in 2000.

Income Taxes

HMN considers the calculation of current and deferred income taxes to be a critical accounting policy that is subject to significant estimates. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities. During 2001 HMN recorded income tax expense of $2.6 million, compared to $3.8 million and $4.0 million for 2000 and 1999, respectively. The change in income tax expense between the years is primarily the result of changes in taxable income between the years. Refer to Note 1 and Note 14 of the Notes to Consolidated Financial Statements for additional information relating to income taxes.

Financial Condition

Loans Receivable, Net

The following table sets forth the information on HMN's loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) as of the dates indicated.

	December 31,									
	2001		2000		1999		1998		1997	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real Estate Loans:										
One-to-four family	$215,448	44.73%	$312,888	59.43%	$344,674	70.95%	$365,496	79.31%	$395,668	87.58%
Multi-family	14,369	2.98	12,090	2.30	8,489	1.75	4,719	1.02	2,717	0.60
Commercial	70,768	14.69	61,654	11.71	43,894	9.04	28,990	6.29	10,572	2.34
Construction or development	46,977	9.75	20,211	3.84	16,046	3.30	15,155	3.29	5,725	1.27
Total real estate	347,562	72.15	406,843	77.28	413,103	85.04	414,360	89.91	414,682	91.79
Other Loans:										
Consumer Loans:										
Automobile	6,624	1.38	6,363	1.21	4,532	0.94	2,897	0.63	2,437	0.54
Home equity line	35,714	7.42	26,907	5.11	22,437	4.62	19,476	4.22	19,490	4.31
Home equity	26,440	5.49	28,144	5.35	17,349	3.57	9,566	2.08	7,176	1.59
Mobile home	5,456	1.13	4,921	0.93	791	0.16	58	0.01	26	0.01
Other	4,897	1.02	4,561	0.87	3,127	0.64	2,803	0.61	2,736	0.60
Total consumer loans	79,131	16.44	70,896	13.47	48,236	9.93	34,800	7.55	31,865	7.05
Commercial business loans	54,940	11.41	48,760	9.25	24,435	5.03	11,695	2.54	5,226	1.16
Total other loans	134,071	27.85	119,656	22.72	72,671	14.96	46,495	10.09	37,091	8.21
Total loans	481,633	100.00%	526,499	100.00%	485,774	100.00%	460,855	100.00%	451,773	100.00%
Less:										
Loans in process	4,692		2,953		2,771		7,997		4,562	
Unamortized discounts	278		289		297		414		547	
Net deferred loan fees	1,212		1,348		1,537		1,948		1,847	
Allowance for losses	3,783		3,144		3,273		3,041		2,748	
Total loans receivable, net	$471,668		$518,765		$477,896		$447,455		$442,069	

*HMN established a commercial lending department in 1998 in order to facilitate a change in the mix of assets on its balance sheet. The purpose of changing the mix was to reduce interest rate risk and enhance performance by increasing its investment in shorter term and generally higher yielding commercial real estate and commercial business loans and reduce its investment in longer term one-to-four family real estate loans. HMN intends to continue to change its asset mix by continuing to originate more commercial real estate, commercial business and consumer loans while selling the majority of the newly originated one-to-four family loans with amortization terms of 20 years or longer.

The one-to-four family real estate loans were $215.4 million at December 31, 2001, a decrease of $97.5 million, or 31.1%, compared to $312.9 million at December 31, 2000. During 2001 loan prepayments increased as a result of the low interest rate environment and many loans that were in the portfolio at December 31, 2000 that were refinanced as conventional fixed rate loans during the year were sold to FNMA. The increased prepayments and the related loan sales were the principal cause of the decline in the one-to-four family loan portfolio.

The one-to-four family real estate loans were $312.9 million at December 31, 2000, a decrease of $31.8 million, or 9.2%, compared to $344.7 million at December 31, 1999. Loan production decreased in 2000 as a result of rising interest rates and because HMN stopped purchasing one-to-four family loans from a third party originator during 2000. HMN originated or purchased $140.3 million in one-to-four family loans from a third party originator during 2000, a decrease of $82.0 million, or 36.9%, compared to $222.3 million in one-to-four family loans during 1999. The reduced loan volume was the principal cause of the decline in the one-to-four family loan portfolio.

The one-to-four family real estate loans were $344.7 million at December 31, 1999, a decrease of $20.8 million, or 5.7%, compared to $365.5 million at December 31, 1998. Loan production decreased in 1999 as a result of rising interest rates. The reduced loan volume and the increased percentage of loans sold were the principal cause of the decline in the one-to-four family loan portfolio.

Commercial real estate loans were $70.8 million at December 31, 2001, an increase of $9.1 million, compared to $61.7 million at December 31, 2000. Commercial business loans were $54.9 million at December 31, 2001, an increase of $6.1 million, compared to $48.8 million at December 31, 2000. The continued emphasis on commercial real estate and commercial business loans resulted in the origination or purchase of commercial real estate loans totaling $18.3 million in 2001, compared to $18.2 million in 2000. Commercial business loans originated or purchased in 2001 were $48.2 million, compared to $42.4 million in 2000. The increased production was the principal reason for the increase in commercial real estate and commercial business loans in 2001.

Commercial real estate loans were $61.7 million at December 31, 2000, an increase of $17.8 million, compared to $43.9 million at December 31, 1999. Commercial business loans were $48.8 million at December 31, 2000, an increase of $24.4 million, compared to $24.4 million at December 31, 1999. Increased production was the principal reason for the increase in commercial real estate and commercial business loans in 2000.

Commercial real estate loans were $43.9 million at December 31, 1999, an increase of $14.9 million compared to $29.0 million at December 31, 1998. Commercial business loans were $24.4 million at December 31, 1999, an increase of $12.7 million compared to $11.7 million at December 31, 1998. The Bank was in the process of expanding its commercial loan and commercial deposit offerings in order to increase its investment in commercial real estate and commercial business loans.

Home equity line loans were $35.7 million at December 31, 2001, compared to $26.9 million at December 31, 2000, and $22.4 million at December 31, 1999. Due to the general decline in interest rates during 2001 many borrowers consolidated their debt into home equity lines and paid off closed end home equity loans when refinancing their first mortgage. Home equity loans were $26.4 million at December 31, 2001, compared to $28.1 million at December 31, 2000 and $17.3 million at December 31, 1999.

Allowances for Loan Losses

The determination of the allowance for loan losses and the related provision is considered to be a critical accounting policy that is subject to significant estimates. The current level of the allowance for loan losses is a result of management's assessment of the risks within the portfolio based on the information obtained through the credit evaluation process. HMN utilizes a risk-rating system on non-homogenous commercial real estate and commercial business loans that includes regular credit reviews to identify and quantify the risk in the commercial portfolio. The allowance for all loans is based on the Bank's and the industry's historical loan loss experience, evaluation of economic conditions, regular reviews of delinquencies and loan portfolio quality and evolving standards imposed by the Office of Thrift Supervision (OTS) and other factors that, in management's judgement, deserve recognition. The allowance is allocated to individual loan categories based upon the relative risk characteristics of the loan portfolios and the actual loss experience. HMN increases its allowance for loan losses by charging the provision for loan losses against income. The methodology for establishing the allowance for loan losses takes into consideration probable losses that have been identified in connection with specific loans as well as losses in the loan portfolio for which specific

*This paragraph contains a forward-looking statement(s). Refer to information regarding Forward-looking Information on page 27 of this discussion.

reserves are not required. Management conducts quarterly reviews of the loan portfolio and evaluates the need to establish general allowances on the basis of these reviews.

*Management continues to actively monitor asset quality and to charge off loans against the allowance for loan losses when appropriate. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used to determine the size of the allowance for losses.

The allowance for loan losses was $3.8 million, or 0.79%, of total loans at December 31, 2001, compared to $3.1 million, or 0.60%, of total loans at December 31, 2000, $3.3 million, or 0.69%, of total loans at December 31, 1999, $3.0 million, or 0.68%, of total loans at December 31, 1998, and $2.7 million, or 0.62%, of total loans at December 31, 1997. The following table reflects the activity in the allowance for loan losses and selected statistics:

	December 31,				
(Dollars in thousands)	2001	2000	1999	1998	1997
Balance at the beginning of year	$3,144	3,273	3,041	2,748	2,341
Acquired allowance for loan losses	0	0	0	0	122
Provision for losses	1,150	180	240	310	300
Charge-offs:					
One-to-four family	0	0	(1)	(2)	(4)
Consumer	(170)	(59)	(9)	(17)	(7)
Commercial business	(347)	(253)	0	0	(12)
Recoveries	6	3	2	2	8
Net charge-offs	(511)	(309)	(8)	(17)	(15)
Balance at end of year	$3,783	3,144	3,273	3,041	2,748
Year end allowance for loan losses as a percent of year end gross loan balance	0.79%	0.60%	0.69%	0.68%	0.62%
Ratio of net loan charge-offs to average loans outstanding	0.10	0.06	0.00	0.00	0.01
Allowance for loan losses as a percentage of total assets at year end	0.52	0.44	0.47	0.44	0.40

The following table reflects the allocation of the allowance for loan losses:

	At December 31,					Allocations as a Percentage of Total Loan Outstanding by Type				
(Dollars in thousands)	2001	2000	1999	1998	1997	2001	2000	1999	1998	1997
Real estate loans:										
One-to-four family	$ 215	302	527	544	560	44.73%	59.43	70.95	79.31	87.58
Multi-family	203	111	133	142	80	2.98	2.30	1.75	1.02	0.60
Commercial	903	802	533	797	198	14.69	11.71	9.04	6.29	2.34
Construction or development	560	408	231	455	172	9.75	3.84	3.30	3.29	1.27
Consumer	565	414	674	546	527	16.44	13.47	9.93	7.55	7.05
Commercial business	1,337	665	291	328	46	11.41	9.25	5.03	2.54	1.16
Unallocated	0	442	884	229	1,165	0.00	0.00	0.00	0.00	0.00
Total	$3,783	3,144	3,273	3,041	2,748	100.00%	100.00	100.00	100.00	100.00

The allocated one-to-four family real estate allowance declined in recent years due to a decline in the one-to-four family loan portfolio.

The allocation of the allowance for loan losses increased from 2000 to 2001 for commercial, construction or development, multi-family real estate, consumer and commercial business loans because of the increase in the respective portfolios. The commercial business loan allocation also increased because of increases in specific reserves of $382,000.

*This paragraph contains a forward-looking statement(s). Refer to information regarding Forward-looking Information on page 27 of this discussion.

Allowance for Real Estate Losses
Real estate properties acquired or expected to be acquired through loan foreclosures are initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value less estimated selling costs. Valuations are periodically performed by management and an allowance for losses is established if the carrying value of a property exceeds its fair value less estimated selling costs. There was no activity in the allowance for real estate losses during 2001 or 2000 and the balance of the allowance for real estate losses was zero at December 31, 2001. During 1999 there was a recapture of an $8,000 allowance that had been established in 1997.

Non-performing Assets
Non-performing assets (comprised of non-accrual loans, restructured loans, impaired securities, real estate acquired through foreclosure, and repossessed assets) totaled $3.8 million at December 31, 2001, compared to $1.6 million at December 31, 2000, $818,000 at December 31, 1999, $806,000 at December 31, 1998 and $807,000 at December 31, 1997. The increase from 2000 to 2001 is primarily the result of classifying $1.4 million of impaired securities as non-performing assets, increases in specific reserves on commercial business loans of $382,000, and an increase in non-accrual loans of $1.1 million due to a slowing economy. Non-performing assets had the following activity during 2001: charge-offs of $124,000, transfers in of $3,263,000 and transfers out due to performance of $990,000. Non-performing assets had the following activity during 2000: charge-offs of $8,000, transfers in of $1,128,000 and transfers out due to performance of $326,000. Non-performing assets had the following activity during 1999: sales of $18,000, transfers in of $423,000 and transfers out due to performance of $393,000. Non-performing assets had the following activity during 1998: sales of $142,000, transfers in of $389,000 and transfers out due to performance of $248,000. Non-performing assets are summarized in the following table:

(Dollars in thousands)	December 31,				
	2001	2000	1999	1998	1997
Non-accrual loans	$2,159	1,012	342	476	263
Accruing loans delinquent 90 days or more	24	405	476	312	402
Restructured loans	0	0	0	0	0
Other assets (impaired securities)	1,390	0	0	0	0
Foreclosed and repossessed assets	188	195	0	18	142
Total non-performing assets	$3,761	1,612	818	806	807
Non-performing assets as a percentage of total assets	0.52%	0.23%	0.12%	0.12%	0.12%
Total non-performing loans	$2,183	1,417	818	788	665
Non-performing loans as a percentage of loans receivable, net	0.46%	0.27%	0.17%	0.18%	0.15%
Allowance for loan losses to non-performing loans	173.29%	221.87%	400.29%	385.79%	413.17%

The non-performing assets reflected above primarily consist of one-to-four family mortgage loans, consumer loans, commercial business loans, and impaired securities.

Mortgage Servicing Rights
HMN considers the capitalization and valuation of servicing rights to be a critical accounting policy that is subject to significant estimates. Servicing rights are valued quarterly by an unrelated third party specializing in the valuation of servicing rights and are reviewed by HMN. The assumptions used to value the mortgage servicing rights are based on loan types, note rates, default rates, and prepayment speeds, among other assumptions. Changes in the mix of loans, interest rates, default rates or prepayment speeds may have a material effect on the amortization and valuation of mortgage servicing rights. Although management believes that the assumptions used and the values determined are reasonable based upon current circumstances, adjustments may be necessary if future economic conditions differ substantially from the economic condition in the assumptions used to determine the value of the servicing rights. Refer to Note 1 and Note 7 of the Notes to Consolidated Financial Statements for additional information relating to mortgage servicing rights.

Contractual Obligations and Commercial Commitments
HMN has certain obligations and commitments to make future payments under contracts. At December 31, 2001, the aggregate contractual obligations (excluding bank deposits) and commercial commitments are as follows:

(Dollars in thousands)	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:					
Total borrowings	$217,800	9,500	97,400	0	110,900
Unconditional contract obligations	1,498	1,498	0	0	0
Annual rental commitments under non-cancellable operating leases	1,590	433	644	503	10
	$220,888	11,431	98,044	503	110,910
	Amount of Commitment-Expiration by Period				
Other Commerical Commitments:					
Commercial lines of credit	$ 3,189	2,922	207	60	0
Commitments to lend	38,744	13,670	559	11,280	13,235
Standby letters of credit	1,240	1,041	199	0	0
	$ 43,173	17,633	965	11,340	13,235

Regulatory Capital Requirements
Federal savings institutions are required to satisfy three capital requirements: (i) a requirement that "tangible capital" equal or exceed 1.5% of adjusted total assets, (ii) a requirement that "core capital" equal or exceed 3% of adjusted total assets, and (iii) a requirement that "risk-based capital" equal or exceed 8% of risk-weighted assets. With certain exceptions, all three capital standards must generally conform to and be no less stringent than, the capital standards published by the Comptroller of the Currency for national banks.

As a result of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), banking and thrift regulators are required to take prompt regulatory action against institutions which are undercapitalized. FDICIA requires banking and thrift regulators to categorize institutions as "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized". A savings institution will be deemed to be well capitalized if it: (i) has a total risk-based capital ratio of 10% or greater, (ii) has a Tier 1 (core) risk-based capital ratio of 6% or greater, (iii) has a leverage (core) ratio of 5% or greater, and (iv) is not subject to any order or written directive by the OTS to meet and maintain a specific capital level for any capital measure. The Bank is of the opinion that it is considered well capitalized at December 31, 2001. Refer to Note 18 of the Notes to Consolidated Financial Statements for a table which reflects the Bank's capital compared to its capital requirements.

Dividends
During 2001 HMN declared and paid dividends as follows:

Record date	Payable date	Dividend per share	Dividend payout ratio
February 22, 2001	March 8, 2001	$0.12	29.27%
May 24, 2001	June 11, 2001	$0.12	30.00%
August 28, 2001	September 11, 2001	$0.14	43.75%
November 23, 2001	December 12, 2001	$0.14	28.00%

On January 22, 2002 HMN declared a cash dividend of $0.14 per share payable on March 7, 2002 to holders of record on February 21, 2002. The annualized dividend payout ratio for the past four quarters was 31.90%.

The declaration of dividends are subject to, among other things, HMN's financial condition and results of operations, the Bank's compliance with its regulatory capital requirements, including the capital requirements, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. Refer to Note 17 of the Notes to Consolidated Financial Statements for information on regulatory limitations on dividends from the Bank to HMN and more information on dividends.

Liquidity
*HMN manages its liquidity position to ensure that the funding needs of borrowers and depositors are met timely and in the most cost effective manner. Asset liquidity is the ability to convert assets to cash through the maturity of the asset or the sale of the asset. Liability liquidity results from the ability of the Bank to attract depositors or borrow funds from third party sources such as the FHLB.

*This paragraph contains a forward-looking statement(s). Refer to information regarding Forward-looking Information on page 27 of this discussion.

The primary investing activities are the origination or purchase of loans and the purchase of securities. Principal and interest payments on mortgages and securities along with the proceeds from the sale of loans held for sale are the primary sources of cash for HMN. Additional cash can be obtained by selling securities from the available for sale portfolio or by selling loans. Loans could also be securitized by FNMA or FHLMC and used as collateral for additional borrowing with the FHLB.

The primary financing activity is the attraction of retail deposits. The Bank also obtains funds by utilizing brokered certificates of deposit. The Bank has the ability to borrow additional funds from the FHLB by pledging additional securities or loans. Refer to Note 12 of the Notes to Consolidated Financial Statements for more information on additional advances that could be drawn upon based upon existing collateral levels with the FHLB. Information on outstanding advance maturities and related early call features was also included in Note 12.

*HMN anticipates that its liquidity requirements for 2002 will be similar to the cash flows it experienced in 2001 with the following exceptions: expenditures for premises and equipment are anticipated to be $1.6 million which is less than the 2001 expenditures; net increase in loans receivable is anticipated to be $54 million; and the funds provided from deposits and/or FHLB advances will be in the range of $50 to $55 million.

HMN's most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the operating, financing, and investing activities during any given period.

Cash and cash equivalents at December 31, 2001 were $23.0 million, an increase of $8.6 million, compared to $14.4 million at December 31, 2000. Net cash used by operating activities during 2001 was $49.9 million. HMN conducted the following major investing activities during 2001: proceeds from the sale of securities available for sale were $19.1 million, principal received on payments and maturities of securities available for sale were $37.8 million, purchases were $34.5 million of securities available for sale, proceeds of sales of loans receivable were $12,000, and net decrease in loans receivable which was due primarily to principal repayments of $44.2 million. HMN spent $2.4 million for the purchase of equipment and updating its premises, and received $317,000 from the sale of real estate. Net cash provided by investing activities during 2001 was $64.6 million. HMN conducted the following major financing activities during 2001: purchase of treasury stock of $1.6 million, received $646,000 from exercise of HMN common stock options, paid $1.9 million in dividends to HMN stockholders, proceeds from FHLB advances of $267.7 million and repayments of FHLB advances totaled $271.8 million. Net cash used by financing activities was $6.1 million.

*HMN has certificates of deposit with outstanding balances of $187.1 million that mature during 2002. Based upon past experience management anticipates that the majority of the deposits will renew for another term. HMN believes that deposits which do not renew will be replaced with deposits from a combination of other customers or brokered deposits. FHLB advances or the sale of securities could also be used to replace unanticipated outflows of deposits. Management does not anticipate that it will have a liquidity problem due to maturing deposits.

*HMN has $9.5 million of FHLB advances which mature in 2002 and it has $25.0 million of FHLB advances with maturities beyond 2002 which have call features that may be exercised by the FHLB during 2002. If the call features are exercised, HMN has the option of requesting any advance otherwise available to it pursuant to the Credit Policy of the FHLB. Since HMN has the ability to request another advance to replace the advance that is being called, management does not anticipate that it will have a liquidity problem due to advances being called by the FHLB during 2002.

*The Credit Policy of the FHLB may change such that the current collateral pledged to secure the advances is no longer acceptable or the formulas for determining the excess pledged collateral may change and the Bank may not have additional collateral to pledge to secure the existing advances could cause the FHLB advances to become a liquidity problem during 2002.

On July 24, 2001, HMN's Board of Directors authorized the extension of the stock repurchase program to August 22, 2002. The plan authorized HMN to repurchase up to 344,800 shares of HMN's common stock in the open market. At December 31, 2001 there remained 244,800 shares approved to be purchased under the plan.

Merger and Acquisitions

From time to time HMN reviews the possibility of acquiring or merging with different companies which would complement the business conducted by HMN. HMN's Board of Directors has adopted the policy of not disclosing to the public its intent to acquire or merge until a formal definitive agreement has been signed by all parties involved with the transaction except as otherwise required by law.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operation results that are primarily in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of operations. Unlike most industrial companies, nearly all of the assets and liabilities of HMN are monetary in nature. As a result, interest rates have a greater impact on HMN's performance than do the effects of general levels of inflation. Interest rates do not necessarily

*This paragraph contains a forward-looking statement(s). Refer to information regarding Forward-looking Information on page 27 of this discussion.

move in the same direction or to the same extent as the prices of goods and services.

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. HMN's market risk arises primarily from interest rate risk inherent in its investing, lending and deposit taking activities. Management actively monitors and manages its interest rate risk exposure.

HMN's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact HMN's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. HMN monitors the projected changes in net interest income that occur if interest rates were to suddenly change up or down. The *Rate Shock Table* located in the Asset/Liability Management section of this report discloses HMN's projected changes in net interest income based upon immediate interest rate changes called rate shocks.

*HMN utilizes a model which uses the discounted cash flows from its interest-earning assets and its interest-bearing liabilities to calculate the current market value of those assets and liabilities. The model also calculates the changes in market value of the interest-earning assets and interest-bearing liabilities due to different interest rate changes.

HMN believes that over the next twelve months interest rates could conceivably fluctuate in a range of 200 basis points up or 100 basis points down from where the rates were at December 31, 2001. HMN does not have a trading portfolio. The following table discloses the projected changes in market value to HMN's interest-earning assets and interest-bearing liabilities based upon incremental 100 basis point changes in interest rates from interest rates in effect on December 31, 2001.

Other than trading portfolio *(Dollars in thousands)*	Market Value			
Basis point change in interest rates	–100	0	+100	+200
Cash and cash equivalents	$ 23,009	23,019	22,975	22,958
Securities available for sale:				
Fixed-rate CMOs	7,661	7,611	7,561	7,513
Variable-rate CMOs	53,654	54,595	55,184	55,189
Fixed-rate available for sale mortgage-backed and related securities	2,531	2,454	2,370	2,288
Variable-rate available for sale mortgage- backed and related securities	1,583	1,570	1,558	1,544
Fixed-rate available for sale other marketable securities	54,935	53,551	52,215	50,914
Variable-rate available for sale other marketable securities	117	114	111	111
Federal Home Loan Bank stock	12,234	12,245	12,213	12,203
Fixed-rate loans held for sale	69,220	68,018	64,460	63,439
Loans receivable, net:				
Fixed-rate real estate loans	212,666	207,563	201,420	195,294
Variable-rate real estate loans	126,931	124,487	122,059	119,680
Fixed-rate other loans	87,948	86,749	84,923	83,281
Variable-rate other loans	76,646	75,551	73,158	71,467
Mortgage servicing rights, net	1,021	1,904	2,497	2,744
Investment in limited partnerships	1,103	1,524	1,931	2,073
Total market risk sensitive assets	731,259	720,955	704,635	690,698
Deposits:				
NOW accounts	59,369	59,369	59,369	59,369
Passbooks	32,739	32,739	32,739	32,739
Money market accounts	44,006	44,006	44,006	44,006
Certificates	293,339	290,649	287,965	285,388
Federal Home Loan Bank advances:				
Fixed-rate advances	193,908	187,453	183,291	180,263
Variable-rate advances	37,535	37,427	37,401	37,374
Total market risk sensitive liabilities	660,896	651,643	644,771	639,139
Off-balance sheet financial instruments:				
Commitments to extend credit	1,162	(313)	(1,163)	(1,663)
Commitments to sell or deliver loans	(2,954)	1,294	2,956	4,223
Interest rate swap	(183)	(182)	(182)	(181)
Net market risk	$ 72,338	68,513	58,253	49,180
Percentage change from current market value	5.29%	0.00%	(14.98)%	(28.22)%

*This paragraph contains a forward-looking statement(s). Refer to information regarding Forward-looking Information on page 27 of this discussion.

The preceding table was prepared utilizing the following assumptions (the "Model Assumptions") regarding prepayment and decay ratios which were determined by management based upon their review of historical prepayment speeds and future prepayment projections. Fixed rate loans were assumed to prepay at annual rates of between 7% to 38%, depending on the note rate and the period to maturity. Adjustable rate mortgages ("ARMs") were assumed to prepay at annual rates of between 11% and 28%, depending on the note rate and the period to maturity. Growing Equity Mortgage (GEM) loans were assumed to prepay at annual rates of between 12% and 43% depending on the note rate and the period to maturity. Mortgage-backed securities and Collateralized Mortgage Obligations (CMOs) were projected to have prepayments based upon the underlying collateral securing the instrument and the related cash flow priority of the CMO tranche owned. Certificate accounts were assumed not to be withdrawn until maturity. Passbook and money market accounts were assumed to decay at an annual rate of 20%. FHLB advances were projected to be called at the first call date where the projected interest rate on similar remaining term advances exceeded the interest rate on HMN's callable advance. Refer to Note 12 of the Notes to Consolidated Financial Statements for more information on call provisions of the FHLB advances.

*Certain shortcomings are inherent in the method of analysis presented in the foregoing table. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. The model assumes that the difference between the current interest rate being earned or paid compared to a treasury instrument or other interest index with a similar term to maturity (the "Interest Spread") will remain constant over the interest changes disclosed in the table. Changes in Interest Spread could impact projected market value changes. Certain assets, such as ARMs, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. The market value of the interest-bearing assets which are approaching their lifetime interest rate caps could be different from the values disclosed in the table. In the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the foregoing table. The ability of many borrowers to service their debt may decrease in the event of a substantial sustained interest rate increase.

Asset/Liability Management

*HMN's management reviews the impact that changing interest rates will have on its net interest income projected for the twelve months following December 31, 2001 to determine if its current level of interest rate risk is acceptable. The following table projects the estimated impact on net interest income of immediate interest rate changes called rate shocks.

Rate Shock in Basis Points	Net Interest Income	Percentage Change
+200	$23,414,000	5.36 %
+100	23,417,000	5.38 %
0	22,222,000	0.00 %
-100	19,184,000	(13.67)%

The preceding table was prepared utilizing the Model Assumptions regarding prepayment and decay ratios which were determined by management based upon their review of historical prepayment speeds and future prepayment projections prepared by third parties.

*Certain shortcomings are inherent in the method of analysis presented in the foregoing table. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the foregoing table. The ability of many borrowers to service their debt may decrease in the event of a substantial increase in interest rates and could impact net interest income.

In an attempt to manage its exposure to changes in interest rates, management closely monitors interest rate risk. HMN has an Asset/Liability Committee which meets at least on a monthly basis to discuss changes made to the interest rate risk position and projected profitability. The committee makes recommendations for adjustments to the asset liability position of the Bank to the Board of Directors of the Bank. This committee also reviews the Bank's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Board's objectives in the most effective manner. In addition, the Board reviews on a quarterly basis the Bank's asset/liability position, including simulations of the effect on the Bank's capital of various interest rate scenarios.

In managing its asset/liability mix, the Bank, at times, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, may place more emphasis on managing net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates.

To the extent consistent with its interest rate spread objectives, the Bank attempts to reduce its interest rate risk and has taken a number of steps to restructure its assets and

*This paragraph contains a forward-looking statement(s). Refer to information regarding Forward-looking Information on page 27 of this discussion.

liabilities. The Bank has primarily focused its fixed rate one-to-four family residential lending program on loans that are saleable to third parties and will portfolio only certain fixed rate loans that meet certain risk characteristics. The Bank will portfolio adjustable rate loans which reprice over a one year, three year and five year period. At times, depending on its interest rate sensitivity, the Bank may sell seasoned fixed rate single family loans with shorter contractual maturities than thirty years in order to reduce interest rate risk and record a gain on the sale of loans.

Forward-looking Information
The following paragraphs within Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements and actual results may differ materially from the expectations disclosed within this Discussion and Analysis. These forward-looking statements are subject to risks and uncertainties, including those discussed below. HMN assumes no obligations to publicly release results of any revision or updates to these forward-looking statements to reflect future events or unanticipated occurrences.

Provision For Losses on Loans
The provision for losses on loans is the result of management's evaluation of the loan portfolio including its evaluation of national and regional economic indicators (including the possibility at each year end that there would be an increase in general interest rates), such as national and regional unemployment data, single family loan delinquencies as reported separately by the Federal National Mortgage Association (FNMA) and the Federal Home Loan Bank Mortgage Corporation (FHLMC), local single family construction permits and local economic growth rates and the current regulatory and general economic environment. HMN will continue to monitor and modify its allowance for losses as these conditions dictate. Although HMN maintains its allowance for losses at a level it considers adequate to provide for estimated losses, there can be no assurance that such losses will not exceed the estimated amount or that additional provisions for loan losses will not be required in future periods.

Loans Receivable, Net
HMN established a commercial lending department in 1998 in order to facilitate a change in the mix of assets on its balance sheet. The purpose of changing the mix was to reduce interest rate risk and enhance performance by increasing its investment in shorter term and generally higher yielding commercial real estate and commercial business loans and reduce its investment in longer term one-to-four family real estate loans. HMN intends to continue to change its asset mix by continuing to originate more commercial real estate, commercial business, and consumer loans while selling the majority of the newly originated one-to-four family loans with amortization terms of 20 years or longer.

Allowance for Loan Losses
Management continues to actively monitor asset quality and to charge off loans against the allowance for loan losses when appropriate. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used to determine the size of the allowance for losses.

Liquidity
HMN manages its liquidity position to ensure that the funding needs of borrowers and depositors are met timely and in the most cost effective manner. Asset liquidity is the ability to convert assets to cash through the maturity of the asset or the sale of the asset. Liability liquidity results from the ability of the Bank to attract depositors or borrow funds from third party sources such as the FHLB.

HMN anticipates that its liquidity requirements for 2002 will be similar to the cash flows it experienced in 2001 with the following exceptions: expenditures for premises and equipment are anticipated to be $1.6 million which is less than the 2001 expenditures; net increase in loans receivable is anticipated to be $54 million; and the deposits and/or FHLB advances will be in the range of $50 to $55 million.

The actual cash flows of HMN may be different than the anticipated cash flows discussed for 2002 due to unforeseen economic conditions or unanticipated events such as the desire of customers to close all of their accounts.

HMN has certificates of deposit with outstanding balances of $187.1 million that mature during 2002. Based upon past experience management anticipates that the majority of the deposits will renew for another term. HMN believes that deposits which do not renew will be replaced with deposits from a combination of other customers or brokered deposits. FHLB advances or the sale of securities could also be used to replace unanticipated outflows of deposits. Management does not anticipate that it will have a liquidity problem due to maturing deposits.

Competitive pricing by other institutions, the desire of a competitor to pay interest rates on deposits that are above the current rates paid by HMN, or the desire by customers to put more of their funds into nontraditional bank products such as stocks and bonds could be circumstances that would cause the maturing certificates to become a liquidity problem.

HMN has $9.5 million of FHLB advances which mature in 2002 and it has $25.0 million of FHLB advances with maturities beyond 2002 which have call features that may be exercised by the FHLB during 2002. If the call features are exercised, HMN has the option of requesting any advance otherwise available to it pursuant to the Credit Policy of the FHLB. Since HMN has the ability to request another advance to replace the advance that is being called, management does not anticipate that it will have a liquidity problem due to advances being called by the FHLB during 2002.

The Credit Policy of the FHLB may change such that the current collateral pledged to secure the advances is no longer acceptable or the formulas for determining the excess pledged collateral may change and the Bank may not have additional collateral to pledge to secure the existing advances could cause the FHLB advances to become a liquidity problem during 2002.

Market Risk

HMN utilizes a model which uses the discounted cash flows from its interest-earning assets and its interest-bearing liabilities to calculate the current market value of those assets and liabilities. The model also calculates the changes in market value of the interest-earning assets and interest-bearing liabilities due to different interest rate changes.

HMN's actual market value changes for interest earnings assets and interest bearing liabilities may differ from the projected market values disclosed in the table in the Market Risk Section.

Certain shortcomings are inherent in the method of analysis in the table presented in the Market Risk section. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. The model assumes that the difference between the current interest rate being earned or paid compared to a treasury instrument or other interest rate index with a similar term to maturity (the"Interest Spread") will remain constant over the interest changes disclosed in the table. Changes in Interest Spread could impact projected market value changes. Certain assets, such as ARMs, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. The market value of the interest-bearing assets which are approaching their lifetime interest rate caps could be different from the values disclosed in the table. In the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the foregoing table. The ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

HMN believes that over the next twelve months interest rates could conceivably fluctuate in a range of 200 basis points up or 100 basis points down from where the rates were at December 31, 2001. HMN does not have a trading portfolio. The table in the Market Risk Section discloses the projected changes in market value to HMN's interest-earning assets and interest-bearing liabilities based upon incremental 100 basis point changes in interest rates from interest rates in effect on December 31, 2001.

Actual interest rates could fluctuate by more than 200 basis points up or 100 basis points down from rates in effect on December 31, 2001 due to additional terroristic activity in the world. Many foreign countries have economies which may substantially impact the economy of the United States. Negative occurrences in foreign economies could cause general interest rates to fluctuate by more than 200 basis points up or 100 basis points down in the United States.

Asset/Liability Management

HMN's management reviews the impact that changing interest rates will have on its net interest income projected for the twelve months following December 31, 2001 to determine if its current level of interest rate risk is acceptable. HMN's actual net interest income caused by interest rate changes may differ from the amounts reflected in the table which projects the estimated impact on net interest income of immediate interest rate changes called rate shocks.

Certain shortcomings are inherent in the method of analysis presented in the table. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the foregoing table. The ability of many borrowers to service their debt may decrease in the event of a substantial increase in interest rates and could impact net interest income.

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000	2001	2000
ASSETS		
Cash and cash equivalents	$ 23,019,553	14,416,861
Securities available for sale:		
Mortgage-backed and related securities		
(amortized cost $65,878,534 and $76,199,237)	66,229,732	75,379,719
Other marketable securities		
(amortized cost $53,439,401 and $66,392,057)	53,665,502	63,826,770
	119,895,234	139,206,489
Loans held for sale	68,017,570	7,861,029
Loans receivable, net	471,667,772	518,765,209
Accrued interest receivable	3,508,828	4,311,747
Federal Home Loan Bank stock, at cost	12,245,000	12,245,000
Mortgage servicing rights, net	1,903,636	1,188,928
Premises and equipment, net	10,860,756	9,459,710
Investment in limited partnerships	1,523,650	2,838,364
Goodwill	3,800,938	3,980,974
Core deposit intangible	685,509	794,363
Prepaid expenses and other assets	3,985,625	947,201
Total assets	$721,114,071	716,015,875
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$421,843,369	421,690,548
Federal Home Loan Bank advances	217,800,000	221,900,000
Accrued interest payable	1,017,456	1,575,521
Advance payments by borrowers for taxes and insurance	1,015,570	650,348
Accrued expenses and other liabilities	6,535,734	3,355,110
Deferred tax liabilities	976,900	218,700
Total liabilities	649,189,029	649,390,227
Commitments and contingencies		
Minority interest	(236,309)	0
Stockholders' equity:		
Serial preferred stock: ($.01 par value)		
Authorized 500,000 shares; issued and outstanding none	0	0
Common stock ($.01 par value):		
Authorized 11,000,000; issued shares 9,128,662	91,287	91,287
Additional paid-in capital	59,168,782	59,584,176
Retained earnings, subject to certain restrictions	76,956,978	73,380,588
Accumulated other comprehensive income (loss)	367,744	(2,037,005)
Unearned employee stock ownership plan shares	(5,124,746)	(5,318,067)
Unearned compensation restricted stock awards	(7,350)	(9,800)
Treasury stock, at cost 4,732,521 and 4,737,521 shares	(59,291,344)	(59,065,531)
Total stockholders' equity	72,161,351	66,625,648
Total liabilities and stockholders' equity	$721,114,071	716,015,875

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2001, 2000 and 1999	2001	2000	1999
Interest income:			
Loans receivable	$44,569,397	40,510,151	35,091,002
Securities available for sale:			
Mortgage-backed and related	3,867,079	6,694,550	6,891,308
Other marketable	2,248,383	4,658,871	4,262,344
Cash equivalents	246,449	221,465	218,373
Other	536,619	832,392	641,141
Total interest income	51,467,927	52,917,429	47,104,168
Interest expense:			
Deposits	18,578,348	19,132,506	17,925,739
Federal Home Loan Bank advances and other borrowed money	11,865,682	13,868,974	10,985,256
Total interest expense	30,444,030	33,001,480	28,910,995
Net interest income	21,023,897	19,915,949	18,193,173
Provision for loan losses	1,150,000	180,000	240,000
Net interest income after provision for loan losses	19,873,897	19,735,949	17,953,173
Non-interest income:			
Fees and service charges	1,563,031	1,297,014	848,249
Mortgage servicing fees	470,081	340,935	334,603
Securities gains (losses), net	(670,958)	(23,122)	122,395
Gain on sales of loans	2,934,317	1,215,702	1,932,164
Earnings (losses) in limited partnerships	(1,311,568)	(120,922)	550,053
Other	598,625	613,275	505,546
Total non-interest income	3,583,528	3,322,882	4,293,010
Non-interest expense:			
Compensation and benefits	7,914,452	6,391,326	6,051,719
Occupancy	2,239,152	1,890,947	1,571,333
Federal deposit insurance premiums	79,714	83,233	254,198
Advertising	426,357	303,046	283,886
Data processing	963,958	789,995	718,468
Amortization of mortgage servicing rights, net of valuation adjustments and servicing costs	758,352	333,692	471,105
Other	3,366,698	2,766,382	2,543,983
Total noninterest expense	15,748,683	12,558,621	11,894,692
Income before income tax expense	7,708,742	10,500,210	10,351,491
Income tax expense	2,634,385	3,797,900	3,960,500
Income before minority interest	5,074,357	6,702,310	6,390,991
Minority interest	(383,259)	0	0
Net income	$ 5,457,616	6,702,310	6,390,991
Basic earnings per share	$ 1.45	1.75	1.47
Diluted earnings per share	$ 1.37	1.69	1.41

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2001	2000	1999
Net income	$ 5,457,616	6,702,310	6,390,991
Other comprehensive income (loss), net of tax:			
Unrealized gains on hedging valuation	35,795	0	0
Less: minority interest in hedging valuation	21,950	0	0
Net unrealized gains on hedging valuation	13,845	0	0
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during period	1,988,754	1,136,524	(2,274,666)
Less: reclassification adjustment for gains (losses) included in net income	(402,150)	(14,214)	75,239
Other comprehensive income (loss)	2,404,749	1,150,738	(2,349,905)
Comprehensive income	$ 7,862,365	7,853,048	4,041,086

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2001, 2000 and 1999	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Employee Stock Ownership Plan Shares	Unearned Compensation Restricted Stock Awards	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 1998	$91,287	59,739,020	63,424,378	(837,838)	(5,705,152)	(276,867)	(47,989,489)	68,445,339
Net income			6,390,991					6,390,991
Other comprehensive loss				(2,349,905)				(2,349,905)
Treasury stock purchases							(7,271,668)	(7,271,668)
Tax benefits of restricted stock awards		26,743						26,743
Employee stock options exercised		(183,098)					438,646	255,548
Tax benefit of exercised stock options		27,636						27,636
Amortization of restricted stock awards						170,830		170,830
Restricted stock awards cancelled						9,529	(9,529)	0
Earned employee stock ownership plan shares		64,414			193,301			257,715
Dividends paid			(1,392,361)					(1,392,361)
Balance, December 31, 1999	$91,287	59,674,715	68,423,008	(3,187,743)	(5,511,851)	(96,508)	(54,832,040)	64,560,868
Net income			6,702,310					6,702,310
Other comprehensive income				1,150,738				1,150,738
Treasury stock purchases							(5,091,726)	(5,091,726)
Tax benefits of restricted stock awards		35,200						35,200
Employee stock options exercised		(257,101)					858,235	601,134
Tax benefit of exercised stock options		76,165						76,165
Amortization of restricted stock awards						86,708		86,708
Earned employee stock ownership plan shares		55,197			193,784			248,981
Dividends paid			(1,744,730)					(1,744,730)
Balance, December 31, 2000	$91,287	59,584,176	73,380,588	(2,037,005)	(5,318,067)	(9,800)	(59,065,531)	66,625,648
Net income			5,457,616					5,457,616
Other comprehensive income				2,404,749				2,404,749
Treasury stock purchases							(1,584,152)	(1,584,152)
Employee stock options exercised		(712,140)					1,358,339	646,199
Tax benefit of exercised stock options		191,695						191,695
Tax benefits of restricted stock awards		2,479						2,479
Amortization of restricted stock awards						2,450		2,450
Earned employee stock ownership plan shares		102,572			193,321			295,893
Dividends paid			(1,881,226)					(1,881,226)
Balance, December 31, 2001	$91,287	59,168,782	76,956,978	367,744	(5,124,746)	(7,350)	(59,291,344)	72,161,351

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2001, 2000 and 1999	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 5,457,616	6,702,310	6,390,991
Adjustments to reconcile net income to cash provided (used) by operating activities:			
Provision for loan losses	1,150,000	180,000	240,000
Depreciation	1,037,897	896,741	757,695
Amortization of (discounts) premiums, net	107,719	(73,113)	57,513
Amortization of deferred loan fees	(513,671)	(212,200)	(617,163)
Amortization of goodwill	180,036	180,024	180,035
Amortization of core deposit intangible	108,854	232,440	232,442
Amortization of other purchase accounting adjustments	(10,210)	(40,662)	29,123
Amortization of mortgage servicing rights and net valuation adjustments	724,513	302,277	431,658
Capitalized mortgage servicing rights	(1,458,322)	(367,531)	(549,639)
Deferred income taxes	(821,600)	353,400	414,100
Securities losses (gains), net	670,958	23,122	(122,395)
Gain on sales of real estate	(17,293)	0	0
Gain on sales of loans	(2,934,317)	(1,215,702)	(1,932,164)
Proceeds from sales of loans held for sale	753,564,329	109,204,874	180,597,578
Disbursements on loans held for sale	(809,722,094)	(110,703,659)	(167,022,259)
Principal collected on loans held for sale	179,020	38,601	1,099
Amortization of restricted stock awards	2,450	86,708	170,830
Amortization of unearned ESOP shares	193,321	193,784	193,301
Earned employee stock ownership shares priced above original cost	102,572	55,197	64,414
Decrease (increase) in accrued interest receivable	802,919	(451,293)	92,309
Increase (decrease) in accrued interest payable	(558,065)	142,410	347,098
Equity (earnings) losses of limited partnerships	1,311,568	120,922	(550,053)
Equity losses of minority interest	(383,259)	0	0
Increase in other assets	(1,937,860)	(112,976)	(728,182)
Increase in other liabilities	2,890,551	870,222	623,010
Other, net	(16,615)	7,367	23,448
Net cash (used) provided by operating activities	(49,888,983)	6,413,263	19,324,789
Cash flows from investing activities:			
Proceeds from sales of securities available for sale	19,135,721	41,454,275	32,185,211
Principal collected on securities available for sale	24,062,724	9,198,142	42,684,941
Proceeds collected on maturity of securities available for sale	13,695,000	14,500,000	27,084,000
Purchases of securities available for sale	(34,461,933)	(17,958,537)	(88,572,057)
Proceeds from sales of loans receivable	12,156	204,264	223,097
Purchase of Federal Home Loan Bank stock	0	(775,000)	(1,632,100)
Net decrease (increase) in loans receivable	44,264,172	(53,310,741)	(42,190,734)
Proceeds from sale of real estate	316,797	0	16,625
Purchases of premises and equipment	(2,438,943)	(1,826,017)	(905,993)
Net cash provided (used) by investing activities	64,585,694	(8,513,614)	(31,107,010)
Cash flows from financing activities:			
Increase (decrease) in deposits	334,938	21,364,898	(33,375,878)
Purchase of treasury stock	(1,584,152)	(5,091,726)	(7,271,668)
Stock options exercised	646,199	601,134	255,548
Dividends to stockholders	(1,881,226)	(1,744,730)	(1,392,361)
Proceeds from Federal Home Loan Bank advances	267,700,000	167,800,000	129,700,000
Repayment of Federal Home Loan Bank advances	(271,800,000)	(175,300,000)	(85,700,000)
Decrease in other borrowed money	0	0	(2,500,000)
Minority interest in mortgage services	125,000	0	0
Increase (decrease) in advance payments by borrowers for taxes and insurance	365,222	(163,744)	157,003
Net cash (used) provided by financing activities	(6,094,019)	7,465,832	(127,356)
Increase (decrease) in cash and cash equivalents	8,602,692	5,365,481	(11,909,577)
Cash and cash equivalents, beginning of year	14,416,861	9,051,380	20,960,957
Cash and cash equivalents, end of year	$ 23,019,553	14,416,861	9,051,380
Supplemental cash flow disclosures:			
Cash paid for interest	$ 31,002,095	32,859,070	28,563,897
Cash paid for income taxes	3,713,121	3,340,300	3,716,750
Supplemental noncash flow disclosures:			
SBA certificates transferred from loans to securities available for sale	$ 0	0	2,528,442
Loans securitized and transferred to securities available for sale	0	11,129,146	6,913,219
Loans transferred to loans held for sale	2,172,128	1,095,640	2,662,480
Transfer of loans to real estate	86,123	244,258	0
Transfer of real estate to loans	0	50,140	0

See accompanying notes to consolidated financial statements.

December 31, 2001, 2000 and 1999

NOTE 1 Description of the Business and Summary of Significant Accounting Policies

HMN Financial, Inc. (HMN) is a stock savings bank holding company which owns 100 percent of Home Federal Savings Bank (the Bank or Home Federal). Home Federal has a community banking philosophy and operates retail banking facilities in Minnesota and Iowa. The Bank has two subsidiaries, Osterud Insurance Agency, Inc. (OAI), doing business as Home Federal Investment Services and Home Federal Mortgage Services, LLC (HFMS). OAI is wholly owned by the Bank and offers financial planning products and services. HFMS is a mortgage banking and mortgage brokerage business located in Brooklyn Park, Minnesota. Prior to 2001 the business was operated as a wholly owned subsidiary of HMN and was known as HMN Mortgage Services, Inc. (MSI). In January 2001, HMN sold 100% of the MSI stock to the Bank. The Bank formed HFMS and merged MSI into HFMS. Effective February 1, 2001 the business sold a 49% membership interest in HFMS to two individuals. HMN has another wholly owned subsidiary, Security Finance Corporation (SFC). Prior to 2000, SFC invested in commercial loans and commercial real-estate loans located throughout the United States which were originated by third parties. During 2000 SFC sold many of its assets to the Bank and discontinued investing in commercial loans.

The consolidated financial statements included herein are for HMN, SFC, MSI, through January 31, 2001, the Bank and the Bank's subsidiaries, OAI and HFMS. All significant intercompany accounts and transactions have been eliminated in consolidation.

Material Estimates In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

Estimates that are particularly susceptible to change relate to the determination of the allowance for losses on loans and the valuation of mortgage servicing rights. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Management believes that the allowance for loan losses is adequate to cover probable losses inherent in the portfolio at the date of the balance sheet. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination.

Mortgage servicing rights are stratified by loan type and note rate and are valued quarterly using prepayment and default rate assumptions. While management believes that the assumptions used and the values determined are reasonable, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used to determine the value of the mortgage servicing rights.

Cash Equivalents For purposes of the statements of cash flows, HMN considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities HMN classifies its debt and equity securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Securities available for sale include securities that management intends to use as part of its asset/liability strategy or that may be sold in response to changes in interest rate, changes in prepayment risk, or similar factors. Securities held to maturity represent securities which HMN has the positive intent and ability to hold to maturity.

Securities available for sale are carried at market value. Net unrealized gains and losses, net of tax effect, are included as a separate component of stockholders' equity. Declines in the value of securities available for sale that are considered other-than-temporary are recorded in noninterest income.

Securities held to maturity are carried at cost, adjusted for amortization of premiums and discounts, as management has the ability and intent to hold them to maturity.

Premiums and discounts are amortized using the level-yield method over the period to maturity. Gains and losses on the sale of securities are determined using the specific-identification method and recognized on trade date.

Loans Held for Sale Mortgage loans originated or purchased which are intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net fees and costs associated with acquiring and/or originating loans held for sale are deferred and included in the basis of the loan in determining the gain or loss on the sale of the loans. Gains are recognized on settlement date. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans Receivable, Net Loans receivable, net are considered long-term investments and, accordingly, are carried at amortized cost. Loan origination fees received, net of certain loan origination costs, are deferred as an adjustment to the carrying value of the related loans, and are amortized into income using the interest method over the estimated life of the loans.

Premiums and discounts on loans are amortized into interest income using the interest method over the period to contractual maturity, adjusted for estimated prepayments.

The allowance for loan losses is maintained at an amount considered adequate by management to provide for probable loan losses inherent in the portfolio. The allowance for loan losses is based on periodic analysis of the loan portfolio by management. In this analysis, management considers factors including, but not limited to, specific occurrences which include loan impairment, changes in the size of the portfolios, general economic conditions, loan portfolio composition and historical experience. The allowance for loan losses is established for known problem loans, as well as for loans which are not currently known to require specific allowances. Loans are charged off to the extent they are deemed to be uncollectible. The adequacy of the allowance for loan losses is dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. The estimates are reviewed periodically and adjustments, if any, are recorded in the provision for loan losses in the periods in which the adjustments become known.

Interest income is recognized on an accrual basis except when collectibility is in doubt. When loans are placed on a non-accrual basis, generally when the loan is 90 days past due, previously accrued but unpaid interest is reversed from income. Interest is subsequently recognized as income to the extent cash is received when, in management's judgment, principal is collectible.

All impaired loans, including all loans that are restructured in a troubled debt restructuring involving a modification of terms, are measured at the present value of expected future cash flows discounted at the loan's initial effective interest rate. The fair value of the collateral of an impaired collateral-dependent loan or an observable market price, if one exists, may be used as an alternative to discounting. If the measure of the impaired loan is less than the recorded investment in the loan, impairment will be recognized through the allowance for loan losses. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are all loans which are delinquent as to principal and interest for 120 days or greater and all loans that are restructured in a troubled debt restructuring involving a modification of terms. All portfolio loans are reviewed for impairment on an individual basis.

Mortgage Servicing Rights Mortgage servicing rights are capitalized and amortized in proportion to, and over the period of, estimated net servicing income. HMN periodically evaluates its capitalized mortgage servicing rights for impairment. Loan type and note rate are predominant risk characteristics of the underlying loans used to stratify capitalized mortgage servicing rights for purposes of measuring impairment. Any impairment is recognized through a valuation allowance.

Real Estate, Net Real estate properties acquired through loan foreclosures are initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value less estimated selling costs. Valuations are periodically performed by management and an allowance for losses is established if the carrying value of a property exceeds its fair value less estimated selling costs.

Premises and Equipment Land is carried at cost. Office buildings, improvements, furniture and equipment are carried at cost less accumulated depreciation.

Depreciation is computed on a straight-line basis over estimated useful lives of 10 to 40 years for office buildings and improvements and 3 to 12 years for furniture and equipment.

Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of HMN reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Investment in Limited Partnerships HMN has investments in limited partnerships which invest in mortgage servicing assets, the common stock of other financial institutions and low to moderate income housing projects which generate tax credits for HMN. HMN generally accounts for the earnings or losses from the limited partnerships on the equity method with the exception of the limited partnership which invests in mortgage servicing assets. HMN adjusts its investment in this limited partnership recorded under the equity method for an amount that represents HMN's proportionate share of adjusting the mortgage servicing assets to the lower of amortized cost or appraised market value of the mortgage servicing assets.

Intangible Assets Goodwill resulting from acquisitions is amortized on a straight line basis over 25 years. Deposit base intangible is amortized on an accelerated basis as the deposits run off. Management reviews intangible assets for impairment as events or circumstances indicate that the assets may not be recoverable. Effective January 1, 2002, HMN adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually.

Stock-Based Compensation Effective January 1, 1996, HMN adopted SFAS No. 123, *Accounting for Stock-Based Compensation.* It elected to continue using the accounting methods prescribed by Accounting Principles Board (APB) Opinion No. 25 and related interpretations which measure compensation cost using the intrinsic value method. HMN has included in Note 15, "Employee Benefits" the impact of the fair value of employee stock-based compensation plans on net income and earnings per share on a pro forma basis for awards granted after January 1, 1995.

Income Taxes Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per Share Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Refer to Note 16 for disclosure of EPS calculations.

Comprehensive Income Comprehensive income is defined as the change in equity during a period from transactions and other events from nonowner sources. Comprehensive income is the total of net income and other comprehensive income, which for HMN is comprised of unrealized gains and losses on securities available for sale and unrealized gains on hedging valuations qualifying for cash flow hedge accounting treatment pursuant to SFAS No. 133.

Segment Information The amount of each segment item reported is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise's general-purpose financial statements and allocations of revenues, expenses and gains or losses are included in determining reported segment profit or loss if they are included in the measure of the segment's profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment's assets that is used by the chief operating decision maker is reported for that segment.

New Accounting Standards In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.*

HMN adopted the provisions of SFAS No. 141 effective July 1, 2001 and adopted SFAS No. 142 effective January 1, 2002. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized prior to the adoption of SFAS No. 142.

SFAS No. 141 requires that upon adoption of SFAS No. 142, HMN evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, HMN will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, HMN will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require HMN to perform an assessment of whether there is an indication that goodwill [and equity-method goodwill] is impaired as of the date of adoption. To accomplish this HMN must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. HMN will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and HMN must perform the second step of the transitional impairment test. In the second step, HMN must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in HMN's income statement.

And finally, any unamortized negative goodwill and negative equity-method goodwill existing at the date SFAS No. 142 is adopted must be written off as the cumulative effect of a change in accounting principle.

On January 1, 2002, the adoption date, HMN had unamortized goodwill in the amount of $3,800,938, unamortized identifiable intangible assets in the amount of $685,509 and no unamortized negative goodwill, all of which will be subject to the transition provisions of SFAS No. 141 and 142. Amortization expense related to goodwill was $180,036 and $180,024 for the years ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting SFAS No. 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on HMN's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment of Disposal of Long-Lived Assets.* This Statement supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets to Be Disposed Of,* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, And Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* for the disposal of a segment of a business (as previously defined in that Opinion). The Statement also amends Accounting Research Bulletin (ARB) No. 51, *Consolidated Financial Statements,* to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. Management is currently studying the impact of adopting SFAS No. 144.

Derivative Financial Instruments HMN uses derivative financial instruments in order to manage the interest rate risk on residential loans held for sale and its commitments to extend credit for residential loans. HMN also uses interest rate swaps to manage interest rate risk. Derivative financial instruments include commitments to extend credit and forward mortgage loan sales commitments. See Note 20 for additional information concerning these derivative financial instruments.

Reclassifications Certain amounts in the consolidated financial statements for prior years have been reclassified to conform with the current year presentation.

NOTE 2 Other Comprehensive Income

The gross unrealized gains in hedging valuation for the year ended December 31, 2001 was $45,000, the income tax expense would have been $9,000 and therefore, the net gain was $36,000. The gross minority interest in hedging valuation for the year ended December 31, 2001 was $22,000. The net unrealized gains deferred to other comprehensive income was $14,000. There was no hedging valuation in the years ended December 31, 2000 and December 31, 1999. The gross unrealized holding gains on securities for the year ended December 31, 2001 were $3,291,000, the income tax expense would have been $1,302,000 and therefore, the net gain was $1,989,000. The gross reclassification adjustment for 2001 was $671,000, the income tax benefit would have been $269,000 and therefore, the net reclassification adjustment was $402,000. The gross unrealized holding gains on securities for the year ended December 31, 2000 were $1,886,000, the income tax expense would have been $749,000 and therefore, the net gain was $1,137,000. The gross reclassification adjustment for 2000 was $23,000, the income tax benefit would have been $9,000 and therefore, the net reclassification adjustment was $14,000. The gross unrealized holding losses for the year ended December 31, 1999 were $3,818,000, the income tax benefit would have been $1,543,000 and therefore, the net losses were $2,275,000. The gross reclassification adjustment for 1999 was $122,000, the income tax expense would have been $47,000 and therefore, the net reclassification adjustment was $75,000.

NOTE 3 Securities Available for Sale

A summary of securities available for sale at December 31, 2001 and 2000 is as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2001:				
Mortgage-backed securities:				
FHLMC	$ 3,604,282	94,185	0	3,698,467
FNMA	256,482	4,730	0	261,212
GNMA	63,051	1,932	0	64,983
Collateralized mortgage obligations:				
FHLMC	22,018,460	82,623	81,587	22,019,496
FNMA	26,577,974	144,767	50,611	26,672,130
Other	13,358,285	155,159	0	13,513,444
	65,878,534	483,396	132,198	66,229,732
Other marketable securities:				
U.S. Government and agency obligations	35,304,271	210,087	9,456	35,504,902
Corporate debt	9,545,532	96,109	0	9,641,641
Corporate equity	8,589,598	63,744	134,383	8,518,959
	53,439,401	369,940	143,839	53,665,502
	$119,317,935	853,336	276,037	119,895,234
December 31, 2000:				
Mortgage-backed securities:				
FHLMC	$ 4,318,192	5,331	3,271	4,320,252
FNMA	266,853	0	7,973	258,880
GNMA	81,328	0	865	80,463
Collateralized mortgage obligations:				
FHLMC	24,111,859	7,885	362,508	23,757,236
FNMA	29,927,398	16,268	440,393	29,503,273
Other	17,493,607	78,682	112,674	17,459,615
	76,199,237	108,166	927,684	75,379,719
Other marketable securities:				
U.S. Government and agency obligations	37,802,316	12,682	1,227,343	36,587,655
Corporate debt	16,234,831	25,709	526,849	15,733,691
Corporate equity	12,354,910	236,914	1,086,400	11,505,424
	66,392,057	275,305	2,840,592	63,826,770
	$142,591,294	383,471	3,768,276	139,206,489

Proceeds from securities available for sale which were sold during 2001 were $19,135,721, resulting in gross gains of $349,563 and gross losses of $521. The Company also recognized losses of $1,020,000 resulting from other than temporary impairment. Proceeds from securities available for sale which were sold during 2000 were $41,454,275, resulting in gross gains of $101,689 and gross losses of $124,811. Proceeds from securities available for sale which were sold during 1999 were $32,185,211, resulting in gross gains of $167,461 and gross losses of $45,066.

The following table indicates amortized cost and estimated fair value of securities available for sale at December 31, 2001, based upon contractual maturity adjusted for scheduled repayments of principal and projected prepayments of principal based upon current economic conditions and interest rates. Actual maturities may differ from the maturities in the following table because obligors may have the right to call or prepay obligations with or without call or prepayment penalties:

	Amortized cost	Fair value
Due less than one year	$ 69,888,320	70,297,278
Due after one year through five years	39,447,052	39,677,880
Due after five years through ten years	1,190,971	1,197,940
Due after ten years	201,994	203,177
No stated maturity	8,589,598	8,518,959
Total	$119,317,935	119,895,234

The allocation of mortgage-backed securities and collateralized mortgage obligations in the table above is based upon the anticipated future cash flow of the securities using estimated mortgage prepayment speeds.

NOTE 4 Loans Receivable, Net

A summary of loans receivable at December 31 is as follows:

	2001	2000
Residential real estate loans:		
1-4 family conventional	$233,652,113	321,108,675
1-4 family FHA	488,510	1,032,120
1-4 family VA	271,356	548,499
	234,411,979	322,689,294
5 or more family	21,786,780	17,152,215
	256,198,759	339,841,509
Commercial real estate:		
Lodging	23,354,781	23,587,765
Retail/office	31,776,565	20,333,446
Nursing home/health care	34,229	3,466,000
Land developments	4,080,658	3,344,395
Golf courses	3,901,784	3,009,250
Warehouse	2,512,748	3,376,881
Construction	6,366,679	619,917
Other	19,335,460	9,264,108
	91,362,904	67,001,762
Other loans:		
Autos	6,623,906	6,362,312
Home equity line	35,713,842	26,907,234
Home equity	26,439,557	28,144,157
Other consumer	2,497,502	2,951,519
Commercial business	54,940,192	48,759,903
Savings	594,330	695,190
Mobile home	5,456,362	4,920,549
Other	1,805,390	914,864
	134,071,081	119,655,728
Total loans	481,632,744	526,498,999
Less:		
Unamortized discounts	278,161	288,828
Net deferred loan fees	1,211,438	1,348,618
Allowance for losses	3,783,112	3,143,746
Loans in process	4,692,261	2,952,598
	$471,667,772	518,765,209
Weighted average contractual interest rate	7.64%	8.17%
Commitments to originate, fund or purchase loans	$ 29,738,750	7,799,563
Commitments to deliver loans to secondary market	89,375,910	9,783,453
Loans serviced for others	234,911,618	147,905,114

Included in total commitments to originate or purchase loans are fixed rate loans aggregating approximately $27,435,250 and $1,355,960 as of December 31, 2001 and 2000, respectively. The interest rates on these commitments ranged from 5.50% to 8.00% at December 31, 2001 and from 7.00% to 10.25% at December 31, 2000.

At December 31, 2001 and 2000, loans on nonaccrual status totaled $2,159,228 and $1,011,662, respectively. Had the loans performed in accordance with their original terms throughout 2001, HMN would have recorded gross interest income of $207,330 for these loans. Interest income of $125,040 has been recorded on these loans for the year ended December 31, 2001.

At December 31, 2001 and 2000 there were no loans included in loans receivable, net with terms that had been modified in a troubled debt restructuring.

There were no material commitments to lend additional funds to customers whose loans were classified as restructured or nonaccrual at December 31, 2001.

At December 31, 2001, 2000 and 1999, the recorded investment in loans that are considered to be impaired was $2,183,483, $1,416,916 and $817,743, respectively, for which the related allowance for credit losses was $637,233, $117,533 and $95,919, respectively. The average investment in impaired loans during 2001, 2000 and 1999 was $1,385,071, $869,168 and $709,903, respectively. For the years ended December 31, 2001, 2000 and 1999, HMN recognized interest income on impaired loans of $125,040, $68,447 and $41,485, respectively. All of the interest income that was recognized during 2001, 2000 and 1999 for impaired loans was recognized using the cash basis method of income recognition.

The aggregate amount of loans to executive officers and directors of HMN was $1,324,983, $476,815 and $616,735, at December 31, 2001, 2000 and 1999, respectively. During 2001 repayments on loans to executive officers and directors aggregated $302,869, loans originated aggregated $862,039, and loans added to the executive officer and director listing due to a change in status of the officer or director were $288,998. During 2000 repayments on loans to executive officers and directors were $55,131, new loans to executive officers and directors totaled $3,000, and loans removed from the executive officer listing due to change in status of the officer were $87,789.

At December 31, 2001, 2000 and 1999, HMN was servicing real estate loans for others with aggregate unpaid principal balances of approximately $234,911,618, $147,905,114 and $128,831,412, respectively.

HMN originates residential, commercial real estate and other loans primarily in southern Minnesota and Iowa. HMN has also purchased loans from a third party broker located in the Southeastern United States. At December 31, 2001 and 2000, HMN owned single family and multi-family residential loans located in the following states:

	2001		2000	
	Amount	Percent of Total	Amount	Percent of Total
Alabama	$ 6,067,456	2.4%	$ 10,119,409	3.0%
California	2,230,094	0.9	3,334,374	1.0
Connecticut	988,450	0.4	1,115,624	0.3
Florida	4,701,262	1.8	1,483,843	0.4
Georgia	29,548,729	11.5	45,384,328	13.4
Illinois	2,747,398	1.1	3,584,504	1.0
Iowa	15,874,165	6.2	22,339,473	6.6
Maine	1,395,209	0.5	2,144,840	0.6
Massachusetts	3,545,252	1.4	6,001,002	1.8
Minnesota	155,020,259	60.5	196,915,290	57.9
New Hampshire	1,218,104	0.5	1,908,595	0.6
North Carolina	13,181,582	5.1	18,603,691	5.5
Ohio	2,084,060	0.8	3,913,362	1.2
South Carolina	5,206,465	2.0	8,735,174	2.5
Tennessee	2,169,542	0.9	3,668,201	1.1
Wisconsin	8,030,367	3.1	8,067,458	2.4
Other states	2,190,365	0.9	2,522,341	0.7
Total	$256,198,759	100.0%	$339,841,509	100.0%

Amounts under one million dollars are included in "Other states".

At December 31, 2001 and 2000, HMN owned commercial real estate loans located in the following states:

	2001		2000	
	Amount	Percent of Total	Amount	Percent of Total
Alabama	$ 1,778,301	1.9%	$ 0	0.0%
Colorado	1,740,529	1.9	1,754,703	2.6
Iowa	5,562,462	6.1	4,314,396	6.4
Minnesota	73,329,031	80.2	51,746,588	77.2
Montana	2,335,601	2.6	2,388,225	3.6
Nebraska	881,739	1.0	722,091	1.1
New Mexico	702,422	0.8	845,544	1.3
Oregon	1,268,194	1.4	1,326,419	2.0
Texas	3,689,143	4.0	3,813,942	5.7
Wisconsin	75,482	0.1	89,854	0.1
Total	$91,362,904	100.0%	$67,001,762	100.0%

NOTE 5 Allowance for Loan and Real Estate Losses

The allowance for losses is summarized as follows:

	Loans	Real estate	Total
Balance, December 31, 1998	$3,041,485	8,000	3,049,485
Provision for losses	240,000	0	240,000
Charge-offs	(9,792)	(8,000)	(17,792)
Recoveries	1,618	0	1,618
Balance, December 31, 1999	3,273,311	0	3,273,311
Provision for losses	180,000	0	180,000
Charge-offs	(312,455)	0	(312,455)
Recoveries	2,890	0	2,890
Balance, December 31, 2000	$3,143,746	0	3,143,746
Provision for losses	1,150,000	0	1,150,000
Charge-offs	(516,337)	0	(516,337)
Recoveries	5,703	0	5,703
Balance, December 31, 2001	$3,783,112	0	3,783,112

NOTE 6 Accrued Interest Receivable

Accrued interest receivable at December 31 is summarized as follows:

	2001	2000
Securities available for sale	$ 568,014	1,037,030
Loans receivable	2,940,814	3,274,717
	$3,508,828	4,311,747

NOTE 7 Investment in Mortgage Servicing Rights

A summary of mortgage servicing activity is as follows:

	2001	2000
Mortgage servicing rights		
Balance, beginning of year	$1,188,928	1,148,774
Originations	1,458,321	367,531
Amortization	(724,513)	(327,377)
Balance, end of year	1,922,736	1,188,928
Valuation reserve		
Balance, beginning of year	0	(25,100)
Additions	(19,100)	0
Reductions	0	25,100
Balance, end of year	(19,100)	0
Mortgage servicing rights, net	$1,903,636	1,188,928
Fair value of mortgage servicing rights	$1,939,000	1,476,000

Mortgage servicing costs, which include professional services related to valuing mortgage servicing rights, were $14,739 and $31,415, respectively, in 2001 and 2000.

All of the loans being serviced were single family loans serviced for FNMA under the mortgage-backed security program or the individual loan sale program. The following is a summary of the risk characteristics of the loans being serviced at December 31, 2001:

	Loan Principal Balance	Weighted Average Interest Rate	Weighted Average Remaining Term	Number of Loans
Original term 30 year fixed rate	$100,642,000	7.23%	338	1,159
Original term 15 year fixed rate	125,597,000	6.55	163	1,845
Seven year balloon	122,000	7.07	315	2
Adjustable rate	3,374,000	7.28	303	26

NOTE 8 Real Estate

A summary of real estate at December 31 is as follows:

	2001	2000
Real estate acquired through foreclosure	$ 0	194,606
	0	194,606
Allowance for losses	0	0
	$ 0	194,606

NOTE 9 Investment in Limited Partnerships

Investments in limited partnerships at December 31 were as follows:

Primary partnership activity	2001	2000
Mortgage servicing rights	$ 991,941	2,257,941
Common stock of financial institutions	265,955	285,524
Low to moderate income housing	265,754	294,899
	$1,523,650	2,838,364

During 2001 HMN's proportionate loss from the mortgage servicing partnership was $1,266,000, its proportionate share of losses from the common stock investments in financial institutions was $19,568 and its proportionate loss on low income housing was $26,000. During 2001 HMN received low income housing credits totaling $84,000 which were credited to current income tax benefits.

During 2000 HMN's proportionate earnings from the mortgage servicing partnership was $35,848, its proportionate share of losses from the common stock investments in financial institutions was $130,053 and its proportionate loss on low income housing was $26,718. During 2000 HMN received low income housing credits totaling $84,000 which were credited to current income tax benefits. During 1999 HMN's proportionate earnings from the mortgage servicing partnership was $599,574, its proportionate share of earnings from the common stock investments in financial institutions was $387 and its proportionate loss on low income housing was $49,908. During 1999 HMN received low income housing credits totaling $84,000 which were credited to current income tax benefits.

NOTE 10 Premises and Equipment

A summary of premises and equipment at December 31 is as follows:

	2001	2000
Land	$ 1,580,096	1,479,910
Office buildings and improvements	8,375,777	7,615,356
Furniture and equipment	7,737,924	6,159,587
	17,693,797	15,254,853
Less accumulated depreciation	6,833,041	5,795,143
	$10,860,756	9,459,710

NOTE 11 Deposits

Deposits and their weighted average interest rates at December 31 are summarized as follows:

	2001			2000		
	Weighted average rate	Amount	Percent of total	Weighted average rate	Amount	Percent of total
Noninterest checking	0.00%	$ 18,147,377	4.3%	0.00%	$ 12,922,925	3.1%
NOW accounts	0.64	40,226,061	9.5	1.50	33,067,936	7.8
Passbooks	0.75	32,738,309	7.8	2.00	32,741,841	7.7
Money market accounts	1.89	45,001,866	10.7	4.43	34,427,015	8.2
		136,113,613	32.3		113,159,717	26.8
Certificates:						
1-1.99%		2,784,991	0.7		0	0.0
2-2.99%		34,924,430	8.3		244,204	0.1
3-3.99%		64,330,025	15.2		15,883,674	3.8
4-4.99%		64,096,795	15.2		38,420,432	9.1
5-5.99%		35,908,810	8.5		52,713,635	12.5
6-6.99%		70,282,159	16.6		159,764,813	37.9
7-7.99%		13,402,546	3.2		41,504,073	9.8
Total certificates	4.52	285,729,756	67.7	6.02	308,530,831	73.2
Total deposits	3.38	$421,843,369	100.0%	5.02	$421,690,548	100.0%

At December 31, 2001 and 2000, HMN had $52,318,424 and $46,235,796, respectively, of certificate accounts with balances at $100,000 or more. At December 31, 2001 and 2000, HMN had $15,000,000 and $10,000,000 of certificate accounts, respectively, that had been acquired through a broker.

Certificates had the following maturities at December 31:

Remaining term to maturity	2001 Amount (in thousands)	2001 Weighted average rate	2000 Amount (in thousands)	2000 Weighted average rate
1-6 months	$141,450	5.13%	$107,347	5.78%
7-12 months	45,670	3.50	94,639	6.13
13-36 months	76,196	4.44	85,165	6.13
Over 36 months	22,414	3.02	21,380	6.24
	$285,730	4.52	$308,531	6.02

At December 31, 2001 mortgage loans and mortgage-backed and related securities with an amortized cost of approximately $71,677,416 were pledged as collateral for certain deposits and $595,000 of letters of credit from the Federal Home Loan Bank (FHLB) were pledged as additional collateral on Bank deposits.

Interest expense on deposits is summarized as follows for the years ended December 31:

	2001	2000	1999
NOW	$ 315,149	310,503	239,216
Passbook	454,628	683,613	715,707
Money market	897,875	1,237,646	1,004,910
Certificates	16,910,696	16,900,744	15,965,906
	$18,578,348	19,132,506	17,925,739

NOTE 12 Federal Home Loan Bank Advances

Federal Home Loan Bank advances consisted of the following at December 31, 2001 and 2000:

Year of Maturity	2001 Amount	2001 Rate	2000 Amount	2000 Rate
2001			$ 38,000,000	6.79%
2002	$ 9,500,000	4.42%	9,500,000	6.16
2003	64,400,000	3.47	54,400,000	6.44
2004	33,000,000	5.01	20,000,000	5.79
2008	90,000,000	5.40	90,000,000	5.40
2010	10,000,000	6.48	10,000,000	6.48
2011	10,900,000	4.81	0	0.00
	217,800,000	4.75	221,900,000	6.01
Lines of Credit	0	0.00	0	0.00
	$217,800,000	4.75	$221,900,000	6.01

Many of the advances listed above have call provisions which allow the FHLB to request that the advance be paid back or refinanced at the rates then being offered by the FHLB. As of December 31, 2001, HMN had advances from the FHLB with the following call features:

Year of Maturity	Callable Quarterly in Year 2002	Callable Quarterly in Year 2003	Callable Quarterly in Year 2004	Callable Quarterly in Year 2005
2004	$15,000,000	0	0	0
2008	10,000,000	80,000,000	0	0
2010	0	0	0	10,000,000
2011	0	0	10,900,000	0
	$25,000,000	80,000,000	10,900,000	10,000,000

At December 31, 2001 the advances from the FHLB were collateralized by the Bank's FHLB stock and mortgage loans with unamortized principal balances of approximately $355,500,000 and securities with unamortized principal balances of approximately $10,500,000. The Bank has the ability to draw additional borrowings of $36,400,000 based upon the mortgage loans and securities that are currently pledged subject to a requirement to purchase FHLB stock.

NOTE 13 Other Borrowed Money

HMN had established a $2,500,000 revolving line of credit with a bank that was not drawn at December 31, 2001 or 2000. The line of credit matures September 30, 2002. The interest rate on the line floats with the Federal Funds Rate plus 250 basis points.

NOTE 14 Income Taxes

Income tax expense for the years ended December 31 is as follows:

	2001	2000	1999
Current:			
Federal	$2,773,200	2,663,500	2,751,700
State	682,785	781,000	794,700
Total current	3,455,985	3,444,500	3,546,400
Deferred:			
Federal	(638,000)	275,700	317,300
State	(183,600)	77,700	96,800
Total deferred	(821,600)	353,400	414,100
	$2,634,385	3,797,900	3,960,500

The reasons for the difference between "expected" income tax expense utilizing the federal corporate tax rate of 34% and the actual income tax expense are as follows:

	2001	2000	1999
Federal expected income tax expense	$2,751,300	3,570,100	3,519,500
Items affecting federal income tax:			
Dividend received deduction	(108,200)	(92,400)	(121,600)
Reduction of tax rate due to resolution of tax law	0	(200,400)	0
State income taxes, net of federal income tax benefit	329,500	568,600	587,200
Reduction of tax rate due to employee stock ownership plan dividends	(313,000)	0	0
Low income housing credits	(84,000)	(84,000)	(84,000)
Other, net	58,785	36,000	59,400
	$2,634,385	3,797,900	3,960,500

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows at December 31:

	2001	2000
Deferred tax assets:		
Allowances for loan and real estate losses	$1,504,500	1,250,200
Investment in limited partnership	118,900	0
Discounts on assets and liabilities acquired from MFC	22,200	22,200
Deferred compensation and pension costs	243,100	258,300
Restricted stock awards	0	1,200
Mortgage loan servicing rights	3,850	21,600
Impairment losses on securities available for sale	407,700	0
Net unrealized loss on securities available for sale	0	1,347,800
Total gross deferred tax assets	2,300,250	2,901,300
Valuation allowance	0	0
Net deferred tax assets	2,300,250	2,901,300
Deferred tax liabilities:		
Tax bad debt reserve over base year	480,000	720,000
Premium on assets acquired from MFC	273,600	317,200
Investment in limited partnership	0	300,900
Net unrealized gain on market value adjustments to securities available for sale	223,000	0
FHLB stock	465,600	465,600
Deferred loan fees and costs	437,400	370,700
Premises and equipment basis difference	633,350	495,200
Originated mortgage servicing rights	726,800	414,600
Other	35,500	26,400
Unamortized discount on loan sale	1,900	9,400
Total gross deferred tax liabilities	3,277,150	3,120,000
Net deferred tax liabilities	$ (976,900)	(218,700)

Retained earnings at December 31, 2001 included approximately $8,800,000 for which no provision for income taxes was made. This amount represents allocations of income to bad debt deductions for tax purposes. Reduction of amounts so allocated for purposes other than absorbing losses will create income for tax purposes, which will be subject to the then-current corporate income tax rate.

NOTE 15 Employee Benefits

At December 31, 2001 substantially all full-time employees of the Bank are included in a trusteed noncontributory retirement plan sponsored by the Financial Institutions Retirement Fund (FIRF). The actuarial present value of accumulated plan benefits and net assets available for benefits relating to the Bank's employees is not available at December 31, 2001 because such information is not accumulated for each participating institution. As of June 30, 2001, the FIRF valuation report reflected that the Bank was obligated to make contributions for the plan year ending June 30, 2002 totaling $155,000. Effective February 1, 2002, the Bank reduced the benefits provided in the plan so that the annual contribution required for that period would approximate $8,100. No contributions were required in 2000 or 1999 because the retirement plan was fully funded. For the years ended December 31, 2001, 2000 and 1999 the amounts charged to operating expenses were $700, $5,749 and $5,500, respectively.

HMN has a qualified, tax-exempt savings plan with a cash or deferred feature qualifying under Section 401(k) of the Internal Revenue Code (the 401(k) Plan). All employees who have attained age 21 are eligible to participate in the Plan. Participants are permitted to make salary reduction contributions to the 401(k) Plan of up to 12% of the participant's annual salary. Each participant's salary reduction is matched by HMN in an amount equal to 25% of the participant's salary reduction up to a maximum contribution of 8% of the participant's annual salary. Contributions above 8% are not matched by HMN. Generally all participant contributions and earnings are fully and immediately vested. HMN's matching contribution is made monthly but an employee must be employed by HMN on the last day of the plan year in order to vest the current year's employer match. Effective January 1, 1997, for new employees HMN's contributions are vested on a five year cliff basis in addition to the requirement of being employed at year end. HMN's matching contributions are expensed when made. HMN's contributions to the 401(k) Plan were $71,200, $60,700 and $63,400 in 2001, 2000 and 1999, respectively.

During 1994 HMN adopted an Employee Stock Ownership Plan (the ESOP) which met the requirements of Section (e)(7) of the Internal Revenue Code and Section 407 (d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and, as such the ESOP was empowered to borrow in order to finance purchases of the common stock of HMN. The ESOP borrowed $6,085,770 from HMN to purchase 912,866 shares of common stock in the initial public offering of HMN. In December of 1997 the Bank merged with Marshalltown Financial Corporation (MFC). As a result of the merger, in February 1998, the ESOP borrowed $1,476,000 to purchase 76,933 shares of HMN common stock to provide the employees from MFC with an ESOP benefit. The ESOP debt requires quarterly payments of principal plus interest at 7.52%. HMN has committed to make quarterly contributions to the ESOP necessary to repay the loan including interest. HMN contributed $525,224, $526,568 and $525,220 to the ESOP, respectively, during 2001, 2000 and 1999.

As the debt is repaid, ESOP shares which were initially pledged as collateral for its debt, are committed to be released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. HMN accounts for its ESOP in accordance with Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans.* Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, HMN reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation benefit expense was $365,921, $287,073 and $302,027, respectively, for 2001, 2000 and 1999.

All employees of the Bank are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they worked at least 1,000 hours. A summary of the ESOP share allocation is as follows for the years ended:

	2001	2000	1999
Shares allocated to participants beginning of the year	$ 246,710	245,294	246,721
Shares allocated to participants	24,317	24,382	24,317
Shares purchased with dividends from allocated shares	7,884	4,012	7,268
Shares distributed to participants	(45,214)	(26,978)	(33,012)
Shares allocated to participants end of year	233,697	246,710	245,294
Unreleased shares beginning of the year	669,064	693,446	717,763
Shares released during year	(24,317)	(24,382)	(24,317)
Unreleased shares end of year	644,747	669,064	693,446
Total ESOP shares end of year	878,444	915,774	938,740
Fair value of unreleased shares at December 31	$9,987,131	8,739,648	7,801,268

In June of 1995, HMN as part of a Recognition and Retention Plan (RRP) awarded 126,729 shares of restricted common stock to its officers and directors. The shares vested over a five year period and were issued from treasury stock. In April 1997, 3,000 shares of restricted common stock were awarded to a director. Those shares vest over a five year period beginning in 1998. Compensation and benefit expense related to the restricted stock was $2,450, $86,708, and $170,830, respectively, for 2001, 2000 and 1999.

In June 1995, HMN adopted the 1995 Stock Option and Incentive Plan (the SOP). During 1995, options exercisable for 821,569 shares of HMN common stock were granted to certain officers and directors at an exercise price of $9.211 per share. The options vest over a five year period and may be exercised within 10 years of the grant date. In December 1996, options exercisable for 1,500 shares of common stock were granted to officers at an exercise price of $12.089. In April 1997, options for 18,000 shares of common stock were granted to a director at an exercise price of $13.007. In April 1999, options for 80,000 shares of common stock were granted to an officer and directors at an exercise price of $11.50. In April 2000, options for 30,000 shares were granted to directors at an exercise price of $11.25.

In March 2001, HMN adopted the HMN Financial, Inc. 2001 Omnibus Stock Plan (2001 Plan). The purpose of the 2001 Plan was to promote the interests of HMN and its stockholders by providing key personnel with an opportunity to acquire a proprietary interest in HMN and reward them for achieving a high level of corporate performance and thereby develop a stronger incentive to put forth maximum effort for the success and growth of HMN. The total number of shares of HMN common stock available for distribution under the 2001 Plan in either restricted stock or stock options is 400,000 subject to adjustment for future stock splits, stock dividends and similar changes to the capitalization of HMN. No awards were made pursuant to the 2001 Plan during 2001.

The fair value of the options granted under the SOP were $2.59, $4.11, $6.08, $5.55 and $4.49 for 2000, 1999, 1998, 1997 and 1995, respectively. A summary of stock option activity under the SOP is detailed as follows:

	Options available for grant	Options outstanding	Weighted average exercise price
1995 Stock Option and Incentive Plan			
December 31, 1998	111,799	727,246	$ 9.308
Exercised		(49,516)	9.211
Forfeited	6,848	(6,848)	9.211
Granted April 27, 1999	(80,000)	80,000	11.500
December 31, 1999	38,647	750,882	9.549
Exercised		(91,742)	9.211
Forfeited	750	(750)	12.089
Granted May 23, 2000	(30,000)	30,000	11.250
December 31, 2000	9,397	688,390	9.665
Exercised		(171,271)	9.211
Forfeited	15,000	(15,000)	11.500
December 31, 2001	24,937	502,119	9.765
2001 Omnibus Stock Plan			
December 31, 2001 (potential award)	400,000	0	

The following table summarizes information about stock options outstanding at December 31, 2001:

Options Outstanding			Options Exercisable	
Exercise price	Number outstanding	Weighted average remaining contractual life in years	Number	Price
$ 9.211	389,119	3.4	389,119	$ 9.211
13.007	18,000	5.3	14,400	13.007
11.500	65,000	7.3	26,000	11.500
11.250	30,000	8.4	6,000	11.250
	502,119		435,519	

HMN uses the intrinsic value method as described in APB Opinion No. 25 and related interpretations to account for its stock incentive plans. Accordingly, no compensation cost has been recognized for the option plan. Proceeds from stock options exercised are credited to common stock and additional paid-in capital. There are no charges or credits to expense with respect to the granting or exercise of options since the options were issued at fair value on the respective grant dates. Had compensation cost for HMN's stock-based plan been determined in accordance with the fair value method recommended by SFAS No. 123, HMN's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2001	2000	1999
Net income:			
As reported	$5,457,616	6,702,310	6,390,991
Pro forma	5,464,421	6,508,031	6,169,114
Earnings per common share:			
As reported:			
Basic	$ 1.45	1.75	1.47
Diluted	1.37	1.69	1.41
Pro forma:			
Basic	1.45	1.70	1.42
Diluted	1.37	1.64	1.36

The preceding disclosed pro forma effects of applying SFAS No. 123 to compensation costs, may not be representative of the effects on reported pro forma net income for future years.

The fair value for each option grant for the SOP is estimated on the date of the grant using the Option Designer Model. The model incorporated the following assumptions for each year of grant:

	2000	1999	1998	1997	1995
Risk-free interest rate	6.49%	5.59%	6.80%	6.21%	6.28%
Expected life	9 years	9 years	10 years	10 years	10 years
Expected volatility	15.60%	30.00%	18.00%	18.00%	20.00%
Expected dividends	3.0%	2.1%	None	None	None

NOTE 16 Earnings per Share

The following table reconciles the weighted average shares outstanding and the income available to common shareholders used for basic and diluted EPS:

	Year Ended December 31,		
	2001	2000	1999
Weighted average number of common shares outstanding used in basic earnings per common share calculation	3,761,115	3,831,353	4,340,551
Net dilutive effect of:			
Options	212,854	137,568	181,930
Restricted stock awards	509	1,767	16,828
Weighted average number of shares outstanding adjusted for effect of dilutive securities	3,974,478	3,970,688	4,539,309
Income available to common shareholders	$5,457,616	6,702,310	6,390,991
Basic earnings per common share	$ 1.45	1.75	1.47
Diluted earnings per common share	$ 1.37	1.69	1.41

NOTE 17 Stockholders' Equity

Starting in 1995 and continuing throughout 2001, HMN has repurchased its common stock in the open market. HMN purchased 105,200 shares during 2001, 439,000 shares during 2000 and 568,400 shares during 1999 for $1,584,152, $5,091,726 and $7,271,668, respectively. The shares were placed in treasury stock.

HMN declared and paid dividends as follows:

Record date	Payable date	Dividend per share
February 24, 1999	March 10, 1999	$0.08
May 26, 1999	June 10, 1999	$0.08
August 25, 1999	September 10, 1999	$0.08
November 23, 1999	December 10, 1999	$0.08
February 24, 2000	March 10, 2000	$0.10
May 25, 2000	June 12, 2000	$0.10
August 28, 2000	September 11, 2000	$0.12
November 22, 2000	December 11, 2000	$0.12
February 22, 2001	March 8, 2001	$0.12
May 24, 2001	June 11, 2001	$0.12
August 28, 2001	September 11, 2001	$0.14
November 23, 2001	December 12, 2001	$0.14

On January 22, 2002 HMN declared a cash dividend of $0.14 per share payable on March 7, 2002 to holders of record on February 21, 2002.

HMN's certificate of incorporation authorizes the issuance of up to 500,000 shares of preferred stock, but to date no shares have been issued.

In order to grant a priority to eligible accountholders in the event of future liquidation, the Bank, at the time of conversion established a liquidation account equal to its regulatory capital as of September 30, 1993. In the event of future liquidation of the Bank, an eligible accountholder who continues to maintain their deposit account shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of eligible accountholders are reduced subsequent to the conversion, based on an annual determination of such balance.

The Bank may not declare or pay a cash dividend to HMN if the total amount of the dividends for the year exceeds the Bank's net income for the year plus the Bank's retained net income for the preceding two years without filing a capital distribution application with the OTS. Additional limitations on dividends declared or paid on, or repurchases of, the Bank's capital stock are tied to the Bank's level of compliance with its regulatory capital requirements.

NOTE 18 Federal Home Loan Bank Investment and Regulatory Capital Requirements

The Bank, as a member of the Federal Home Loan Bank System, is required to hold a specified number of shares of capital stock, which is carried at cost, in the Federal Home Loan Bank of Des Moines. The Bank has met the requirements as of December 31, 2001.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on HMN's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Tier I or Core capital, and Risk-based capital (as defined in the regulations) to total assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

Management believes that based upon the Bank's capital calculations at December 31, 2001 and other conditions consistent with the Prompt Corrective Actions Provisions of the OTS regulations, the Bank would be categorized as well capitalized.

At December 31, 2001 the Bank's capital amounts and ratios are also presented for actual capital, required capital, and excess capital including amounts and ratios in order to qualify as being well capitalized under the Prompt Corrective Actions regulations:

	Actual		Required to be Adequately Capitalized		Excess Capital		To Be Well Capitalized Under Prompt Corrective Actions Provisions	
(in thousands)	Amount	Percent of Assets [1]	Amount	Percent of Assets [1]	Amount	Percent of Assets [1]	Amount	Percent of Assets [1]
Bank stockholder's equity	$60,213							
Plus:								
Net unrealized loss (gain) on certain securities available for sale and cash flow hedges	(393)							
Less:								
Goodwill and other intangibles	4,486							
Excess mortgage servicing rights	99							
Tier I or core capital	55,235							
Tier I capital to adjusted total assets		7.81%	$28,299	4.00%	$26,936	3.81%	$35,374	5.00%
Tier I capital to risk-weighted assets		11.90%	$18,561	4.00%	$36,674	7.90%	$27,842	6.00%
Plus:								
Allowable allowance for loan losses	3,098							
Risk-based capital	$58,333		$37,122		$21,211		$46,403	
Risk-based capital to risk-weighted assets		12.57%		8.00%		4.57%		10.00%

[1] Based upon the Bank's adjusted total assets for the purpose of the Tier I or core capital ratios and risk-weighted assets for the purpose of the risk-based capital ratio.

NOTE 19 Financial Instruments with Off-Balance Sheet Risk

HMN is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement by HMN.

HMN's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contract amount of these commitments. HMN uses the same credit policies in making commitments as it does for on-balance sheet instruments.

	Contract amount	
(in thousands)	2001	2000
Financial instruments whose contract amount represents credit risk:		
Commitments to extend credit	$115,883	64,980
Commitment of counter party to purchase loans	89,376	9,783
Financial instruments whose contract amount represents interest rate risk:		
Interest rate swap	$ 15,000	10,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on the loan type and on management's credit evaluation of the borrower. Collateral consists primarily of residential real estate and personal property.

Commitments of counter party to purchase loans represents commitments to sell loans to FNMA and are entered into in the normal course of business by the Bank.

Interest rate swaps are derivative instruments that involve the contractual exchange of fixed and floating rate interest payment obligations based on a notional principal amount. The contractual arrangement is made to enhance management of interest rate risk exposure caused by fluctuations in interest rates. In 2000, HMN entered into an interest rate swap with a notional amount of $10,000,000. The interest rate swap is used as a fair value hedge for a certificate of deposit.

NOTE 20 Derivative Instruments and Hedging Activities

HMN adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended, in the first quarter of 2001 when it had an outstanding interest rate swap of $10 million. A transition adjustment of $75,637 was recorded on January 1, 2001 as an increase to other assets and also as an increase to the related certificate of deposit. The swap for $10 million was called in July 2001, and HMN simultaneously called the certificate of deposit relating to that swap. In July HMN entered into another interest rate swap for $15 million. Under the new interest rate swap, HMN pays interest based upon the three month London Inter-Bank Offer Rate (LIBOR) and receives interest payments based upon a fixed rate of 6.0% on a notional value of $15 million in a fair value hedge with no ineffectiveness. The hedge is offsetting a callable certificate of deposit for $15 million that was issued by HMN. At December 31, 2001 the interest rate swap had a market value adjustment of $182,117 which is included in other liabilities. The corresponding certificate of deposit was adjusted by the same amount and is reflected in deposits in the consolidated balance sheet of HMN. The interest rate swap was deemed to be totally effective and therefore no gain or loss was recorded in the income statement.

HMN originates and purchases single family residential loans for sale into the secondary market and enters into commitments to sell in order to mitigate the interest rate risk associated with holding the loans until they are sold. At the beginning of the second quarter of 2001, commitments to sell loans held for sale were designated as a cash flow hedge of a forecasted transaction and were accounted for in accordance with SFAS No. 133 with no ineffectiveness recognized in the income statement. The derivative recorded in the balance sheet is a consolidated number that is partially owned by a minority interest. At December 31, 2001, the carrying value of the derivatives were marked by a $44,795 increase in other assets, the deferred tax liability was $9,000, the minority interest amount was $21,950, and the unrealized gain in other comprehensive income was $13,845.

As the loans held for sale are ultimately sold, the gains currently in accumulated other comprehensive income will be reclassified into the gains and losses on sale of loans in the income statement. It is estimated that all the loans held for sale at December 31, 2001 will be sold in the next three months.

HMN has commitments outstanding to extend credit to future borrowers or to purchase loans that had not closed prior to the end of the year which it refers to as its mortgage pipeline. Most of the time, as commitments to originate or purchase loans enter the mortgage pipeline, HMN simultaneously enters into commitments to sell the mortgage pipeline into the secondary market in order to reduce the interest rate risk from when the loan is committed until it is sold. These commitments are freestanding derivatives. As a result of marking the mortgage pipeline and the related commitments to sell the loan to market for the year ended December 31, 2001, HMN recorded an increase to other assets of $294,388 and an increase to other liabilities of $294,388. The net impact on the income statement of recording these derivatives at fair value was zero. Some commitments to originate or purchase loans did not have a corresponding commitment to sell at December 31, 2001. The commitments were marked to market which resulted in an increase to other liabilities of $18,527 and a loss in the gains or losses on sales of loans of $18,527.

Loans held for sale include loans that do not qualify for hedge accounting. A significant portion of these loans have corresponding commitments to sell associated with them. As a result of marking these loans to the lower of cost or market and recording the commitment to sell at fair value, loans held for sale were reduced by $999,314 and other assets were increased by $999,314. The net impact on the income statement was zero. A portion of these loans did not have a commitment associated with them and the lower of cost or market adjustment resulted in a reduction of loans held for sale of $141,822 and a loss in gains or losses on sales of loans of $141,822.

NOTE 21 Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Values of Financial Instruments,* requires disclosure of estimated fair values of HMN's financial instruments, including assets, liabilities and off-balance sheet items for which it is practicable to estimate fair value. The fair value estimates are made as of December 31, 2001 and 2000 based upon relevant market information, if available, and upon the characteristics of the financial instruments themselves. Because no market exists for a significant portion of HMN's financial instruments, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based only on existing financial instruments without attempting to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

The estimated fair value of HMN's financial instruments are shown on the following page. Following the table, there is an explanation of the methods and assumptions used to estimate the fair value of each class of financial instruments.

	December 31,					
	2001			2000		
(in thousands)	Carrying amount	Estimated fair value	Contract amount	Carrying amount	Estimated fair value	Contract amount
Financial assets:						
Cash and cash equivalents	$ 23,019	23,019		14,417	14,417	
Securities available for sale	119,895	119,895		139,206	139,206	
Loans held for sale	68,018	68,018		7,861	7,861	
Loans receivable, net	471,668	494,350		518,765	527,635	
Federal Home Loan Bank stock	12,245	12,245		12,245	12,245	
Accrued interest receivable	3,509	3,509		4,312	4,312	
Financial liabilities:						
Deposits	421,843	426,763		421,691	421,675	
Federal Home Loan Bank advances	217,800	224,880		221,900	219,559	
Accrued interest payable	1,017	1,017		1,576	1,576	
Off-balance sheet financial instruments:						
Commitments to extend credit	(313)	(313)	115,883	0	63	64,980
Commitments to sell loans	1,294	1,294	89,376	0	0	9,783
Interest rate swap	(182)	(182)	15,000	0	76	10,000

Cash and Cash Equivalents The carrying amount of cash and cash equivalents approximates their fair value.

Securities Available for Sale The fair values of securities were based upon quoted market prices.

Loans Held for Sale The fair value of loans held for sale were based upon quoted market prices for loans with similar interest rates and terms to maturity.

Loans Receivable The fair values of loans receivable were estimated for groups of loans with similar characteristics. The fair value of the loan portfolio, with the exception of the adjustable rate portfolio, was calculated by discounting the scheduled cash flows through the estimated maturity using anticipated prepayment speeds and using discount rates that reflect the credit and interest rate risk inherent in each loan portfolio. The fair value of the adjustable loan portfolio was estimated by grouping the loans with similar characteristics and comparing the characteristics of each group to the prices quoted for similar types of loans in the secondary market.

Federal Home Loan Bank Stock The carrying amount of FHLB stock approximates its fair value.

Accrued Interest Receivable The carrying amount of accrued interest receivable approximates its fair value since it is short-term in nature and does not present unanticipated credit concerns.

Deposits Under SFAS No. 107, the fair value of deposits with no stated maturity such as checking, savings and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using as discount rates the rates that were offered by HMN as of December 31, 2001 and 2000 for deposits with maturities similar to the remaining maturities of the existing certificates of deposit.

The fair value estimate for deposits does not include the benefit that results from the low cost funding provided by HMN's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit is commonly referred to as the core deposit intangible.

Federal Home Loan Bank Advances and Other Borrowed Money The fair values of advances and other borrowed money with fixed maturities are estimated based on discounted cash flow analysis using as discount rates the interest rates charged by the FHLB or Wells Fargo Bank Minnesota, N.A. at December 31, 2001 and 2000 for borrowings of similar remaining maturities.

Accrued Interest Payable The carrying amount of accrued interest payable approximates its fair value since it is short-term in nature.

Commitments to Extend Credit The fair value of commitments to extend credit for 2000 are estimated using the fees normally charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. The fair value of commitments to extend credit for 2001 are estimated using quoted market prices.

Interest Rate Swap The fair value of interest rate swaps is estimated based upon the present value of the anticipated cash flows that will be received from the interest rate swap, taking into account the existing spread between the fixed interest rate and the variable interest rate and the remaining time to the anticipated call date.

NOTE 22 HMN Financial, Inc. Financial Information (Parent Company Only)

The following are the condensed financial statements for the parent company only as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999.

	2001	2000	1999
Condensed Balance Sheets			
Assets:			
Cash and cash equivalents	$ 2,910,068	56,829	
Securities available for sale	7,433,709	7,818,735	
Loans receivable from subsidiaries	714,882	4,460,392	
Investment in subsidiaries	60,390,180	54,215,145	
Investment in limited partnership	265,955	285,524	
Accrued interest receivable	119,827	208,810	
Prepaid expenses and other assets	281,369	143,737	
Deferred tax asset	220,700	325,700	
Total assets	$ 72,336,690	67,514,872	
Liabilities and Stockholders' Equity			
Other borrowed money	$ 0	750,000	
Accrued expenses and other liabilities	175,339	139,224	
Total liabilities	175,339	889,224	
Serial preferred stock	0	0	
Common stock	91,287	91,287	
Additional paid-in capital	59,168,782	59,584,176	
Retained earnings	76,956,978	73,380,588	
Net unrealized loss on securities available for sale	367,744	(2,037,005)	
Unearned employee stock option plan shares	(5,124,746)	(5,318,067)	
Unearned compensation restricted stock awards	(7,350)	(9,800)	
Treasury stock, at cost, 4,737,521 and 4,370,285 shares	(59,291,344)	(59,065,531)	
Total stockholders' equity	72,161,351	66,625,648	
Total liabilities and stockholders' equity	$ 72,336,690	67,514,872	
Condensed Statements of Income			
Interest income	$ 651,478	802,647	962,179
Interest expense	(14,557)	(34,443)	(36,027)
Securities gains (losses), net	(130,344)	0	42,547
Equity in earnings of subsidiaries	5,282,142	6,592,861	5,997,933
Earnings (loss) in limited partnership	(19,568)	(130,053)	387
Other income	0	3,073	9,658
Compensation and benefits	(48,601)	(45,219)	(16,480)
Occupancy	(6,324)	(6,132)	(6,349)
Advertising	0	0	(190)
Data processing	(2,722)	(3,762)	(1,323)
Other	(458,788)	(499,462)	(450,344)
Income before income tax expense	5,252,716	6,679,510	6,501,991
Income tax expense (benefit)	(204,900)	(22,800)	111,000
Net income	$ 5,457,616	6,702,310	6,390,991
Condensed Statements of Cash Flows			
Cash flows from operating activities:			
Net income	$ 5,457,616	6,702,310	6,390,991
Adjustments to reconcile net income to cash provided (used) by operating activities:			
Equity in earnings of subsidiaries	(5,282,142)	(6,592,861)	(5,997,933)
Equity in (earnings) loss in limited partnership	19,568	130,053	(387)
Amortization of discounts, net	0	0	(25,091)
Securities gains (losses), net	130,344	0	(42,547)
(Decrease) increase in provision for deferred income taxes	(171,800)	(11,200)	200
Earned employee stock ownership shares priced above original cost	102,572	55,197	64,414
Decrease in restricted stock awards	2,450	86,708	170,830
Decrease in unearned ESOP shares	193,321	193,784	193,301
(Increase) decrease in accrued interest receivable	88,983	(65,756)	201,861
Increase in accrued expenses and other liabilities	41,073	64,586	37,943
Decrease in other assets	51,583	360,244	207,113
Other, net	0	(1)	54,379
Net cash provided by operating activities	633,568	923,064	1,255,074

	2001	2000	1999
Cash flows from investing activities:			
Proceeds from sales of securities available for sale	$ 3,634,968	0	655,104
Proceeds collected on maturity of securities available for sale	0	0	4,931,000
Purchases of securities available for sale	(2,688,600)	0	(5,834,479)
Decrease of investments in subsidiaries	1,096,972	548,462	0
Net decrease in loans receivable from subsidiaries	3,745,510	302,239	7,672,001
Net cash provided by investing activities	5,788,850	850,701	7,423,626
Cash flows from financing activities:			
Purchase of treasury stock	(1,584,152)	(5,091,726)	(7,271,668)
Stock options exercised	646,199	601,134	255,548
Dividends to stockholders	(1,881,226)	(1,744,730)	(1,392,361)
Increase (decrease) in other borrowed money	(750,000)	750,000	(3,525,000)
Proceeds from dividends on Bank stock	0	3,000,000	4,000,000
Net cash used by financing activities	(3,569,179)	(2,485,322)	(7,933,481)
Increase (decrease) in cash and cash equivalents	2,853,239	(711,557)	745,219
Cash and cash equivalents, beginning of year	56,829	768,386	23,167
Cash and cash equivalents, end of year	$ 2,910,068	56,829	768,386

NOTE 23 Business Segments

HMN's wholly owned subsidiary, Home Federal Savings Bank and its 51% owned subsidiary, Home Federal Mortgage Services, LLC (HFMS) have been identified as reportable operating segments in accordance with the provisions of SFAS No. 131. HFMS was deemed to be a segment because it is a separate corporation which operates independently from the Bank. HFMS has been segmented further into Mortgage Servicing Rights and Mortgage Banking activities. The mortgage servicing segment owns servicing rights on loans which have either been sold to FNMA or securitized into mortgage backed instruments which were issued by FNMA. HFMS receives a servicing fee which is based upon the outstanding balance of the loan being serviced and pays a subservicer a monthly fee to service the loan. HFMS's mortgage banking activity includes an origination function and it also purchases loans from other loan originators. All loans acquired either by origination or by purchase are intended to be resold in the secondary loan market.

Security Finance Corporation, Osterud Insurance Agency and HMN, the holding company, did not meet the quantitative thresholds for determining reportable segments and therefore are included in the "Other" category.

HMN evaluates performance and allocates resources based on the segment's net income or loss, return on average assets and return on average equity. The segments follow generally accepted accounting principles as described in the summary of significant accounting policies.

Each corporation is managed separately with its own president, who reports directly to either HMN's chief operating decision maker, or the board of directors.

The following table sets forth certain information about the reconciliations of reported profit or loss and assets for each of HMN's reportable segments.

(Dollars in thousands)	Home Federal Savings Bank	Home Federal Mortgage Services, LLC Mortgage Servicing Rights	Home Federal Mortgage Services, LLC Mortgage Banking	Total Reportable Segments	Other	Eliminations	Consolidated Total
At or for the year ended December 31, 2001:							
Interest income — external customers	$ 47,583	0	3,457	51,040	428	0	51,468
Non-interest income — external customers	3,649	52	872	4,573	323	0	4,896
Earnings (losses) on limited partnerships	(1,292)	0	0	(1,292)	(20)	0	(1,312)
Intersegment interest income	2,800	0	0	2,800	225	(3,025)	0
Intersegment non-interest income (expense)	(246)	0	0	(246)	5,282	(5,036)	0
Interest expense	30,553	0	2,900	33,453	16	(3,025)	30,444
Amortization of mortgage servicing rights and net valuation adjustments and servicing costs	640	118	0	758	0	0	758
Other non-interest expense	12,350	0	2,215	14,565	1,002	(576)	14,991
Income tax expense (benefit)	2,880	0	(28)	2,852	(218)	0	2,634
Minority interest	(383)	0	0	(383)	0	0	(383)
Net income (loss)	5,304	(66)	(758)	4,480	5,438	(4,460)	5,458
Total assets	711,491	76	56,751	768,318	72,547	(119,751)	721,114
Net interest margin	2.90%	NM	NM	NM	NM	NM	3.02%
Return on average assets	0.90	(39.43)%	(1.37)%	NM	NM	NM	0.75
Return on average realized common equity	11.39	(1,122.38)	(83.63)	NM	NM	NM	7.57
At or for the year ended December 31, 2000:							
Interest income — external customers	$ 52,001	0	313	52,314	603	0	52,917
Non-interest income — external customers	2,801	60	568	3,429	15	0	3,444
Earnings (losses) on limited partnerships	9	0	0	9	(130)	0	(121)
Intersegment interest income	30	0	0	30	282	(312)	0
Intersegment non-interest income	387	0	0	387	6,593	(6,980)	0
Interest expense	32,997	0	243	33,240	73	(312)	33,001
Amortization of mortgage servicing rights and net valuation adjustments and servicing costs	260	73	0	333	0	0	333
Other non-interest expense	11,046	0	1,004	12,050	563	(387)	12,226
Income tax expense (benefit)	3,954	(5)	(147)	3,802	(4)	0	3,798
Net income (loss)	6,791	(8)	(219)	6,564	6,731	(6,593)	6,702
Total assets	702,767	180	5,599	708,576	67,379	(59,939)	716,016
Net interest margin	2.81%	NM	NM	NM	NM	NM	2.89%
Return on average assets	0.95	(5.67)%	(7.27)%	NM	NM	NM	0.94
Return on average realized common equity	12.53	(21.05)	(27.00)	NM	NM	NM	9.81
At or for the year ended December 31, 1999:							
Interest income — external customers	$ 46,013	0	307	46,320	784	0	47,104
Non-interest income — external customers	2,153	98	1,056	3,307	436	0	3,743
Earnings on limited partnerships	550	0	0	550	0	0	550
Intersegment interest income	29	0	0	29	413	(442)	0
Intersegment non-interest income	395	0	0	395	5,998	(6,393)	0
Interest expense	28,904	0	291	29,195	158	(442)	28,911
Amortization of mortgage servicing rights and net valuation adjustments and servicing costs	229	242	0	471	0	0	471
Other non-interest expense	9,856	0	1,121	10,977	810	(364)	11,423
Income tax expense (benefit)	3,862	(57)	(20)	3,785	176	0	3,961
Net income (loss)	6,049	(87)	(29)	5,933	6,487	(6,029)	6,391
Total assets	683,400	222	4,235	687,857	67,389	(56,060)	699,186
Net interest margin	2.66%	NM	NM	NM	NM	NM	2.74%
Return on average assets	0.91	(33.11)%	(0.53)%	NM	NM	NM	0.93
Return on average realized common equity	12.24	(100.03)	(1.70)	NM	NM	NM	9.18

NM – Not meaningful



The Board of Directors
HMN Financial, Inc.
Rochester, Minnesota:

We have audited the accompanying consolidated balance sheets of HMN Financial, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HMN Financial, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Minneapolis, Minnesota
January 29, 2002

SELECTED QUARTERLY FINANCIAL DATA

(Dollars in thousands, except per share data)	December 31, 2001	September 30, 2001	June 30, 2001
Selected Operations Data *(3 months ended):*			
Interest income	$12,207	12,576	13,142
Interest expense	6,636	7,487	7,928
Net interest income	5,571	5,089	5,214
Provision for loan losses	400	300	300
Net interest income after provision for loan losses	5,171	4,789	4,914
Noninterest income:			
Fees and service charges	432	417	363
Mortgage servicing fees	142	114	107
Securities gains (losses), net	(410)	71	(610)
Gain on sales of loans	219	592	1,272
Earnings (losses) in limited partnerships	(788)	105	(325)
Other noninterest income	149	120	200
Total noninterest income	(256)	1,419	1,007
Noninterest expense:			
Compensation and benefits	2,035	1,924	2,042
Occupancy	631	528	515
Federal deposit insurance premiums	19	20	20
Advertising	132	95	114
Data processing	254	239	241
Amortization of mortgage servicing rights and net valuation adjustments	251	158	209
Other noninterest expense	1,096	813	616
Total noninterest expense	4,418	3,777	3,757
Income before income tax expense	497	2,431	2,164
Income tax expense	278	571	787
Income before minority interest	$ 219	1,860	1,377
Minority interest	$ (353)	(163)	105
Net income	$ 572	2,023	1,272
Basic earnings per share	$ 0.15	0.53	0.34
Diluted earnings per share	$ 0.14	0.50	0.32
Financial Ratios:			
Return on average assets[1]	0.31%	1.12	0.70
Return on average equity[1]	3.08	11.06	7.11
Average equity to average assets	9.91	9.84	9.69
Dividend payout ratio	28.00	43.75	30.00
Net interest margin[1][2]	3.20	2.93	2.98

(Dollars in thousands)	December 31, 2001	September 30, 2001	June 30, 2001
Selected Financial Condition Data:			
Total assets	$721,114	721,427	731,345
Securities available for sale:			
Mortgage-backed and related securities	69,230	68,585	72,453
Other marketable securities	53,666	27,324	40,856
Loans held for sale	68,018	66,650	46,608
Loans receivable, net	471,668	499,543	503,476
Deposits	421,843	429,414	412,439
Federal Home Loan Bank advances	217,800	209,800	239,800
Stockholders' equity	72,161	72,300	71,142

[1] Annualized
[2] Net interest income divided by average interest-earning assets.

March 31, 2001	December 31, 2000	September 30, 2000	June 30, 2000	March 31, 2000
13,543	13,692	13,526	13,039	12,661
8,393	8,733	8,568	7,995	7,705
5,150	4,959	4,958	5,044	4,956
150	45	45	45	45
5,000	4,914	4,913	4,999	4,911
351	336	356	348	257
107	90	95	77	79
278	16	(5)	35	(69)
851	401	338	294	183
(304)	(199)	(41)	82	37
130	191	121	181	126
1,413	835	864	1,017	613
1,913	1,724	1,482	1,488	1,696
565	510	491	465	426
21	21	21	21	21
85	78	93	89	44
230	211	203	191	185
140	104	84	76	69
842	940	623	619	590
3,796	3,588	2,997	2,949	3,031
2,617	2,161	2,780	3,067	2,493
998	572	1,077	1,187	963
1,619	1,589	1,703	1,880	1,530
28	0	0	0	0
1,591	1,589	1,703	1,880	1,530
0.43	0.43	0.45	0.48	0.38
0.40	0.41	0.44	0.47	0.37
0.88	0.88	0.94	1.06	0.87
9.18	9.26	9.91	11.07	9.00
9.56	9.56	9.59	9.65	9.70
29.27	27.27	25.53	27.03	27.78
2.97	2.84	2.83	2.95	2.93
730,490	716,016	722,157	716,209	705,704
73,132	75,380	87,542	89,488	97,190
42,361	63,827	70,664	67,290	69,479
45,231	7,861	6,386	6,066	3,398
519,307	518,765	506,831	505,280	486,632
421,456	421,691	423,717	401,630	401,453
231,800	221,900	227,900	244,900	233,900
69,198	66,626	64,109	64,212	63,552

OTHER FINANCIAL DATA

The following table sets forth the maximum month-end balance and average balance of FHLB advances.

(Dollars in thousands)	Year Ended December 31, 2001	2000	1999
Maximum Balance:			
Federal Home Loan Bank advances	$240,900	244,900	230,900
Federal Home Loan Bank short-term borrowings	38,000	67,000	60,500
Average Balance:			
Federal Home Loan Bank advances	221,890	232,862	197,861
Federal Home Loan Bank short-term borrowings	20,470	50,708	28,614

The following table sets forth certain information as to the Bank's FHLB advances.

	December 31,					
	2001		2000		1999	
(Dollars in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Federal Home Loan Bank short-term borrowings	$ 9,500	4.42%	38,000	6.79%	60,500	5.67
Other Federal Home Loan Bank long-term advances	208,300	4.76	183,900	5.85	168,900	5.53
Total	$217,800	4.75	221,900	6.01	229,400	5.57

Refer to Note 12 of the Notes to Consolidated Financial Statements for more information on the Bank's FHLB advances.

COMMON STOCK INFORMATION

The common stock of HMN Financial, Inc. is listed on the Nasdaq Stock Market under the symbol: HMNF. The common stock outstanding is 9,128,662 shares of which 4,732,521 shares are in treasury stock at December 31, 2001. As of December 31, 2001 there were 742 stockholders of record and 871 estimated beneficial stockholders. The following table represents the stock price information for HMN Financial, Inc. as furnished by Nasdaq for each quarter starting in December 31, 2001 and regressing back to March 31, 1996.

	Dec. 31, 2001	Sept. 28, 2001	June 29, 2001	March 30, 2001	Dec. 29, 2000	Sept. 29, 2000	June 30, 2000	March 31, 2000
HIGH	$15.85	17.10	17.15	15.06	13.25	13.88	11.75	12.13
LOW	13.27	14.35	13.50	13.00	12.31	10.88	10.13	9.63
CLOSE	15.49	15.10	17.10	14.75	13.06	12.44	11.00	10.13

	Dec. 31, 1999	Sept. 30, 1999	June 30, 1999	March 31, 1999	Dec. 31, 1998	Sept. 30, 1998	June 30, 1998	March 31, 1998
HIGH	$12.75	13.50	13.13	13.50	14.75	16.06	20.67	21.33
LOW	10.88	11.88	10.50	11.38	10.38	13.25	15.50	17.50
CLOSE	11.25	12.25	11.63	11.38	11.75	14.50	15.88	20.00

	Dec. 31, 1997	Sept. 30, 1997	June 30, 1997	March 31, 1997	Dec. 31, 1996	Sept. 30, 1996	June 28, 1996	March 29, 1996
HIGH	$21.67	17.33	16.25	16.50	12.42	11.00	11.00	10.75
LOW	16.17	14.58	12.42	12.00	10.67	10.08	9.75	9.67
CLOSE	21.67	16.50	15.33	13.36	12.08	10.67	11.00	9.75

Corporate and Shareholder Information

HMN Financial, Inc.
1016 Civic Center Drive NW
Rochester, MN 55901
(507) 535-1200

Annual Meeting
The annual meeting of shareholders will be held on Tuesday, April 23, 2002 at 10:00 a.m. (Central time) in the Radisson Plaza Hotel, 150 South Broadway Ave., Rochester, Minnesota.

Legal Counsel
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh St.
Minneapolis, MN 55402-3901

Independent Auditors
KPMG LLP
4200 Wells Fargo Center
90 South Seventh St.
Minneapolis, MN 55402-3900

Investor Information and Form 10-K
Additional information and HMN's Form 10-K filed with the Securities and Exchange Commission is available without charge upon request from:
HMN Financial, Inc.
Attn: Investor Relations
1016 Civic Center Drive NW
Rochester, MN 55901

Transfer Agent and Registrar
Inquiries regarding change of address, transfer requirements, and lost certificates should be directed to the transfer agent:
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
www.wellsfargo.com/shareownerservices
(800) 468-9716

Directors

Timothy R. Geisler
HMN and Home Federal Savings Bank Chairman of the Board
Unit Manager, Production Accounting, Mayo Foundation

Michael McNeil
HMN President, and Home Federal Savings Bank President and CEO

Timothy P. Johnson
HMN and Home Federal Savings Bank Executive Vice President, Chief Financial Officer and Treasurer

Roger P. Weise
Retired Chairman, President and Chief Executive Officer HMN and Home Federal Savings Bank

Duane D. Benson
Executive Director
Minnesota Business Partnership

Allan R. DeBoer
Retired Chief Executive Officer
RCS of Rochester

Mahlon C. Schneider
Senior Vice President External Affairs and General Counsel
Hormel Foods Corporation

Susan K. Kolling
Senior Vice President
Branch Manager

Executive Officers

Michael McNeil
President

Timothy P. Johnson
Executive Vice President, Chief Financial Officer and Treasurer

Dwain C. Jorgensen
Senior Vice President

Jon J. Eberle
Vice President and Controller

Branch Offices of Bank

Albert Lea
143 West Clark St.
Albert Lea, MN 56007
(507) 377-3330

Austin
201 Oakland Avenue West
Austin, MN 55912
(507) 433-2355

LaCrescent
208 South Walnut
LaCrescent, MN 55947
(507) 895-4090

Marshalltown
303 West Main Street
Marshalltown, IA 50158
(641) 754-6000
29 South Center Street
Marshalltown, IA 50158
(641) 754-6040

Rochester
Crossroads Shopping Center
1201 South Broadway
Rochester, MN 55904
(507) 289-4025
1016 Civic Center Dr. NW
Rochester, MN 55901
(507) 285-1707
Galleria Mall
111 South Broadway, Suite 200
Rochester, MN 55904
(507) 529-6530
3900 55th St. NW
Rochester, MN 55901
(507) 535-1460

Spring Valley
215 North Broadway
Spring Valley, MN 55975
(507) 346-7345

Toledo
1501 County Road
Toledo, IA 52342
(641) 484-3141

Winona
175 Center Street
Winona, MN 55987
(507) 454-4912

Home Federal Mortgage Services, LLC
Brooklyn Park
Mortgage Origination and Mortgage Banking Office
7101 Northland Circle, Suite 200
Brooklyn Park, MN 55428
(763) 252-6329


HMN
FINANCIAL, INC.

HMN Financial, Inc.

1016 Civic Center Drive NW

Rochester, Minnesota 55901

(507) 346-1200